Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Report	1-5

Consolidated Financial Statements

Consolidated Statements of Financial Position	7

Consolidated Statements of Comprehensive Income	8-9

Consolidated Statements of Changes in Equity	10

Consolidated Statements of Cash Flows	11-12

Notes to the Consolidated Financial Statements	13-183

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean-IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter:

The impairment guidance under Korean-IFRS 1109 Financial Instruments requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a measurement model that encompasses probability of default, loss given default and forward looking information utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimation of future forecast cash flow with a relatively high degree of management’s estimation and judgment, and collective assessment of expected credit losses involves a variety of complex variables and assumptions that require management’s estimation and judgment. Due to these facts, expected credit losses of loans measured at amortized costs are determined as a key audit matter. In addition, the Group considered that loans subject to payment deferral or interest deferral under the government’s COVID-19 relief package posed significantly higher credit risks leading to its assessment of more likelihood of default. Such estimation on expected credit losses involved higher degree of judgment.

As described in Note 10, loans measured at amortized cost subject to individual or collective assessments amount to 338,686,220 million won, with allowances for credit losses of 1,886,710 million won as of December 31, 2021. Significantly affected subsidiary is Woori Bank.

How our audit addressed the key audit matter:

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and collateral valuation. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical operating performance and current market conditions. Additionally, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean-IFRS 1109 Financial Instruments. As explained in Note 2, management assessed credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognized 12-months of expected credit losses. To calculate expected credit losses, management applied forward-looking information, probability of default and loss given default estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflected both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages(Stage 1, 2 and 3) depending on how significantly credit risk was increased.

We used risk specialists to test the appropriateness of management’s methodologies of reflecting forward-looking information in the estimation of expected credit loss by adjusting the probability of default and loss given default after statistically analyzing the correlation between forward-looking information and probability of default or loss given default. Moreover, we tested the reasonableness and mathematical accuracy of the result through recalculation and examination of supporting data.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we tested reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and tested management’s default and loss data by agreeing them with relevant evidence.

Furthermore, we tested reasonableness of stage allocation of loans subject to COVID-19 payment relief attributable to significant increase in credit risk. We also tested key assumptions used in calculation of probability of default and required disclosures. We verified accuracy and completeness of aggregation of loans subject to the deferral, and accuracy of calculation of loss allowances.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2021 may have a negative impact on the Group’s financial condition and results of operations.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sung-jae Lim, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 15, 2022

This report is effective as of March 15, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,565,818	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	39,119,789	30,028,929
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,086,274	17,020,839
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	361,932,872	320,106,078
Investments in joint ventures and associates (Note 13)	1,335,167	993,291
Investment properties (Notes 14 and 18)	389,495	387,464
Premises and equipment (Notes 15 and 18)	3,174,720	3,287,198
Intangible assets (Note 16)	785,386	792,077
Assets held for sale (Note 17)	26,327	60,002
Net defined benefit asset (Note 24)	21,346	5,658
Current tax assets (Note 38)	22,598	75,655
Deferred tax assets (Note 38)	31,131	46,088
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	106,764	174,820
Other assets (Notes 19 and 41)	2,088,950	1,348,994

Total assets	447,183,871	399,081,017

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	4,873,458	6,813,822
Deposits due to customers (Notes 4,11,21 and 41)	317,899,871	291,477,279
Borrowings (Notes 4, 6, 11, 12 and 22)	24,755,459	20,745,466
Debentures (Notes 4, 6, 11 and 22)	44,653,864	37,479,358
Provisions (Notes 23, 40 and 41)	576,134	501,643
Net defined benefit liability (Note 24)	47,986	52,237
Current tax liabilities (Note 38)	584,491	370,718
Deferred tax liabilities (Note 38)	186,946	160,250
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	27,584	64,769
Other financial liabilities (Notes 4, 6, 11, 12, 25 and 41)	24,171,030	14,215,817
Other liabilities (Notes 6, 25 and 41)	556,853	473,813

Total liabilities	418,333,676	372,355,172

EQUITY
Owners’ equity (Note 28)
Capital stock	3,640,303	3,611,338
Hybrid securities	2,294,381	1,895,366
Capital surplus	682,385	626,111
Other equity	(2,167,614)	(2,347,472)
Retained earnings	21,392,564	19,268,265

	25,842,019	23,053,608

Non-controlling interests	3,008,176	3,672,237

Total equity	28,850,195	26,725,845

Total liabilities and equity	447,183,871	399,081,017

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Interest income	9,894,749	9,523,853
Financial assets at FVTPL	45,803	48,612
Financial assets at FVTOCI	381,814	437,527
Financial assets at amortized cost	9,467,132	9,037,714
Interest expense	(2,909,028)	(3,525,341)

Net interest income (Notes 11, 30 and 41)	6,985,721	5,998,512

Fees and commissions income	2,171,705	1,694,016
Fees and commissions expense	(700,930)	(679,977)

Net fees and commissions income (Notes 11, 31 and 41)	1,470,775	1,014,039

Dividend income (Notes 11, 32 and 41)	309,211	138,543
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	325,751	421,709
Net gain on financial assets at FVTOCI (Notes 11 and 34)	32,624	24,138
Net gain arising on financial assets at amortized cost (Note 11)	107,317	44,443
Impairment losses due to credit loss (Notes 35 and 41)	(536,838)	(784,371)
General and administrative expense (Notes 36 and 41)	(4,147,411)	(3,956,181)
Other net operating expense (Notes 11, 26, 36 and 41)	(887,401)	(820,438)

Operating income	3,659,749	2,080,394
Share of gain of joint ventures and associates (Note 13)	62,196	101,077
Other non-operating expense	27,296	(180,220)

Non-operating expense (Note 37)	89,492	(79,143)

Net income before income tax expense	3,749,241	2,001,251

Income tax expense (Note 38)	(941,870)	(486,002)

Net income	2,807,371	1,515,249

Net gain(loss) on valuation of equity securities at FVTOCI	34,069	47,246
Changes in capital due to equity method	(2,607)	(2,065)
Remeasurement gain(loss) related to defined benefit plan	65,067	9,783

Items that will not be reclassified to profit or loss:	96,529	54,964

Net gain(loss) on valuation of debt securities at FVTOCI	(184,396)	12,114
Changes in capital due to equity method	4,133	(233)
Net gain(loss) on foreign currency translation of foreign operations	246,808	(153,472)
Net gain(loss) on valuation of cash flow hedge	7,107	4,420

Items that may be reclassified to profit or loss:	73,652	(137,171)

Other comprehensive income (loss), net of tax	170,181	(82,207)

Total comprehensive income	2,977,552	1,433,042

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020

	(Korean Won in millions)
Net income attributable to:	2,807,371	1,515,249
Net income attributable to owners	2,587,936	1,307,266
Net income attributable to non-controlling interests	219,435	207,983

Total comprehensive income attributable to:	2,977,552	1,433,042
Comprehensive income attributable to owners	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	231,788	199,945

Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	3,481	1,742

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,307,266	1,307,266	207,983	1,515,249
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	59,417	—	59,417	(57)	59,360
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	2,664	(2,664)	—	—	—
Changes in capital due to equity method	—	—	—	(2,298)	—	(2,298)	—	(2,298)
Gain on foreign currency translation of foreign operations	—	—	—	(145,376)	—	(145,376)	(8,096)	(153,472)
Gain on valuation of cash flow hedge	—	—	—	4,306	—	4,306	114	4,420
Remeasurement gain related to defined benefit plan	—	—	—	9,782	—	9,782	1	9,783
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,071)	(507,658)
Issuance of hybrid securities	—	897,822	—	—	—	897,822	—	897,822
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)	(162,362)	(211,277)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	(184)	4,607	(6,350)	(1,927)	45,684	43,757
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	164,823	164,823

December 31, 2020	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845

January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,587,936	2,587,936	219,435	2,807,371
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(150,470)	—	(150,470)	143	(150,327)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(2,220)	2,220	—	—	—
Changes in capital due to equity method	—	—	—	2,472	(946)	1,526	—	1,526
Gain on foreign currency translation of foreign operations	—	—	—	234,583	—	234,583	12,225	246,808
Gain on valuation of cash flow hedge	—	—	—	6,938	—	6,938	169	7,107
Capital related to non-current assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	65,251	—	65,251	(184)	65,067
Transactions with owners
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,391)	(377,748)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	399,015	—	—	—	399,015	—	399,015
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)	(144,923)	(211,173)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	9,382	32,445	(31,251)	10,576	(11,296)	(720)
Others	—	—	11,695	22,990	—	34,685	(180,335)	(145,650)

December 31, 2021	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,807,371	1,515,249
Adjustments to net income:
Income tax expense	941,870	486,002
Interest income	(9,894,749)	(9,523,853)
Interest expense	2,909,028	3,525,341
Dividend income	(309,211)	(138,543)

	(6,353,062)	(5,651,053)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	16,869	44,863
Loss on financial assets at FVTOCI	15,812	787
Impairment loss due to credit loss	536,838	784,371
Loss on other provisions	85,690	232,680
Retirement benefit	177,303	174,628
Depreciation and amortization	791,896	535,548
Net loss on foreign currency translation	109,668	191,504
Loss on derivatives (designated for hedge)	93,084	82,746
Loss on fair value hedge	1,947	68,508
Loss on valuation of investments in joint ventures and associates	19,816	24,525
Loss on disposal of investments in joint ventures and associates	174	—
Loss on disposal of premises and equipment, intangible assets and other assets	3,354	2,717
Impairment loss on premises and equipment, intangible assets and other assets	656	8,763

	1,853,107	2,151,640

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	48,436	24,925
Gain on other provisions	1,591	2,450
Gain on derivatives (designated for hedge)	61,271	67,395
Gain on fair value hedge	106,253	9,646
Gain on valuation of investments in joint ventures and associates	82,012	125,602
Gain on disposal of investments in joint ventures and associates	70,834	3,470
Gain on disposal of premises and equipment, intangible assets and other assets	51,083	9,715
Reversal of impairment loss on premises and equipment, intangible assets and other assets	166	172
Profit from bargain purchase	—	67,427
Other income	35,717	20,600

	457,363	331,402

Changes in operating assets and liabilities:
Financial instruments at FVTPL	42,498	(875,076)
Loans and other financial assets at amortized cost	(38,020,109)	(22,763,192)
Other assets	(983,680)	(89,918)
Deposits due to customers	23,830,469	27,378,173
Provisions	(12,278)	(184,112)
Net defined benefit liability	(109,778)	(214,741)
Other financial liabilities	9,456,310	(2,694,701)
Other liabilities	67,802	(8,150)

	(5,728,766)	548,283

Interest income received	9,351,055	9,558,119
Interest expense paid	(3,016,841)	(4,008,001)
Dividends received	309,071	138,562
Income tax paid	(565,539)	(315,422)

	6,077,746	5,373,258

Net cash inflow(outflow) from operating activities	(1,800,967)	3,605,975

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (CONTINUED)

	2021	2020

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	10,361,751	6,605,483
Disposal of financial assets at FVTOCI	21,645,907	20,527,695
Redemption of securities at amortized cost	6,425,062	5,661,472
Disposal of investments in joint ventures and associates	195,758	410,940
Disposal of investment properties	—	353
Disposal of premises and equipment	2,890	22,828
Disposal of intangible assets	846	634
Disposal of assets held for sale	93,756	—
Net increase of other assets	66,305	26,642

	38,792,275	33,256,047

Cash out-flows from investing activities:
Net cash in-flows of business combination	—	313,058
Net cash in-flows from obtaining control	1,638	—
Acquisition of financial instruments at FVTPL	11,840,524	8,082,824
Acquisition of financial assets at FVTOCI	30,522,971	23,044,741
Acquisition of securities at amortized cost	6,435,692	2,380,448
Acquisition of investments in joint ventures and associates	400,172	550,619
Acquisition of investment properties	—	76,588
Acquisition of premises and equipment	119,255	149,341
Acquisition of intangible assets	138,882	114,854

	49,459,134	34,712,473

Net cash outflow from investing activities	(10,666,859)	(1,456,426)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	6,987	—
Net increase in borrowings	3,199,712	2,033,851
Issuance of debentures	32,674,966	23,082,798
Net increase of other liabilities	3,488	3,971
Issuance of hybrid securities	399,016	897,822
Paid-in capital increase on non-controlling interests	1,623	45,749
Net increase (decrease) in non-controlling equity liabilities	10,685	—

	36,296,477	26,064,191

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	—	5,409
Redemption of debentures	25,781,305	22,168,962
Redemption of lease liabilities	177,593	204,794
New stock issue cost	140	—
Acquisition of treasury stocks	3,757	—
Dividends paid	368,357	505,587
Redemption of hybrid stocks	587,650	598,850
Dividends paid to hybrid securities	211,173	211,277
Dividends paid to non-controlling interest	9,391	2,071
Changes in non-controlling interests	81,410	—

	27,220,776	23,696,950

Net cash inflow from financing activities	9,075,701	2,367,241

Net increase (decrease) in cash and cash equivalents	(3,392,125)	4,516,790
Cash and cash equivalents, beginning of the Period	9,990,983	6,392,566
Effects of exchange rate changes on cash and cash equivalents	966,960	(918,373)

Cash and cash equivalents, end of the Period (Note 6)	7,565,818	9,990,983

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,640,303 million won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2021 and 2020 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	76.8	Korea	December 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Savings Bank (*7)	Mutual Savings bank	100.0	—	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC (*1)(*9)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
BWL First Co., LLC (*5)	Asset securitization	—	0.0	Korea	—
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Dream 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Sinnonhyeon 1st Inc. (*5)	Asset securitization	—	0.0	Korea	—
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Woori QSell 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
Woori Hchemical 1st Co.,Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Woori ECO 1st Co., Ltd.	Asset securitization	0.0	—	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	98.8	98.5	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)(*11)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)(*11)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	December 31
WooriG Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)(*11)	Securities investment and others	98.8	98.8	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	98.1	97.2	Korea	December 31
WooriG Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)(*11)	Securities investment and others	99.8	—	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)(*11)	Securities investment and others	97.0	—	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)(*11)	Securities investment and others	97.1	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	96.0	—	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	—
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank (*5)	Mutual Savings bank	—	100.0	Korea	—
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	—
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	—
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	December 31
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	December 31
Specified Money Market Trust (*5)	Trust	—	100.0	Korea	—
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	93.6	99.6	Korea	December 31
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*5)(*8)	Securities investment and others	—	34.5	Korea	—
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*5)	Securities investment and others	—	89.8	Korea	—

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Woori Together TDF 2025 (*3)	Securities investment and others	34.1	47.6	Korea	December 31
Woori Together TDF 2030 (*3)	Securities investment and others	32.3	47.4	Korea	December 31
Woori Together TDF 2035 (*3)	Securities investment and others	56.0	47.8	Korea	December 31
Woori Together TDF 2040 (*3)	Securities investment and others	55.7	48.8	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	65.2	47.7	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	63.6	87.0	Korea	December 31
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	44.8	—	Korea	December 31
Woori BIG2 Plus Securities Investment Trust(Balanced Bond) (*3)	Securities investment and others	40.8	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)(*11)	Securities investment and others	37.9	22.2	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	50.0	Korea	December 31
WooriG Equity Bridge Loan General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	80.0	—	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.2 (*3)(*11)	Securities investment and others	30.1	30.1	Korea	December 31
WooriG ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2021	December 31, 2020
Held by Woori bank (*6)
WooriG WooriBank Partners General Type Private Investment Trust No.1 (*3)(*11)	Securities investment and others	92.6	92.6	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.1 (*3)(*11)	Securities investment and others	80.0	80.0	Korea	December 31
WooriG Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)(*11)	Securities investment and others	80.0	80.0	Korea	December 31
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)(*11)	Securities investment and others	90.9	—	Korea	December 31
WooriG General Type Private Real Estate Investment Trust No.5 (*3)(*11)	Securities investment and others	87.0	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd.(*6)
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)(*11)	Securities investment and others	63.2	63.2	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)(*11)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)(*11)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)(*11)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	October 31 (*10)

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of December 31, 2021.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	During March 2021, the Parent company acquired a 100% equity of Woori Financial Savings Bank from the Parent company’s subsidiary Woori Financial Capital Co., Ltd.
(*8)	As a master-feeder fund, the equity interest represent those of the masterfund held by the feeder fund.
(*9)	The Parent company’s subsidiary WB Finance Co., Ltd. has changed the name to WOORI BANK (CAMBODIA) PLC.
(*10)	As financial statements at the end of the reporting period cannot be obtained, the most recent financial statements were used.
(*11)	In accordance with the revision of the Capital Market Act, a specialized investment-type private equity fund has been changed to a general private equity fund

(3)	The Group has not consolidated the following entities as of December 31, 2021 and 2020 despite having more than 50% ownership interest:

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1)(*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)(*2)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)(*2)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)(*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)(*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)(*2)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)(*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*1)(*2)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)(*2)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*1)(*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1)(*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*2)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	415,976,627	391,315,108	24,311,964	2,375,525	2,523,846
Woori Card Co., Ltd.	14,116,832	11,858,065	1,528,680	200,726	210,316
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	997,655	140,579	141,275
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	303,253	79,924	79,747
Woori Asset Trust Co., Ltd.	254,773	86,418	94,228	40,300	40,263
Woori Asset Management Corp.	151,651	30,144	33,343	8,244	8,458
Woori Savings Bank	1,444,508	1,222,888	85,813	15,315	14,926
Woori Credit Information Co., Ltd.	40,510	8,532	37,507	1,563	1,513
Woori Fund Service Co., Ltd.	22,168	2,582	15,618	3,570	3,570
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	4,230	2,209	2,113
Woori Global Asset Management Co., Ltd.	35,265	7,579	11,785	(441)	(441)
Woori FIS Co., Ltd.	105,138	59,225	270,393	1,587	8,010
Woori Finance Research Institute Co., Ltd.	5,864	2,257	6,812	57	64

	As of and for the year ended December 31, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	374,310,415	350,790,158	26,838,766	1,363,224	1,295,302
Woori Card Co., Ltd.	11,366,596	9,312,986	1,388,208	120,230	118,109
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	218,945	(30,349)	(38,293)
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	256,079	62,937	62,275
Woori Asset Trust Co., Ltd.	185,634	56,396	79,426	35,312	35,954
Woori Asset Management Corp.	136,460	23,411	26,158	6,797	6,313
Woori Credit Information Co., Ltd.	40,860	9,830	40,010	1,879	1,600
Woori Fund Service Co., Ltd.	18,957	2,172	13,346	2,563	2,563
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	4,773	823	768
Woori Global Asset Management Co., Ltd.	37,935	9,807	10,652	(1,449)	(1,449)
Woori FIS Co., Ltd.	97,479	59,577	249,169	2,013	1,935
Woori Finance Research Institute Co., Ltd.	7,232	3,689	6,223	105	95

(*)	Net income (loss) attributable to owners of Woori Financial Capital for the year ended December 31, 2020 has been prepared on a cumulative basis since entity was included as the subsidiary.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2021 and 2020, the Group provides 2,480,131 million won and 2,547,418 million won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2021 and 2020, the purchase commitment amounts to 2,263,387 million won and 854,231 million won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of December 31, 2021 and 2020 are 853,140 million won and 427,375 million won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of December 31, 2021 and 2020, the purchase commitment amount is 3,033,231 million won and 4,266,319 million won, respectively.

	December 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities (provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,728,977	4,221,072	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Credit facilities and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities (provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

(7)

As of December 31, 2021 and 2020, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2021	December 31, 2020
Woori Bank (*)	2,555,166	3,105,070
Woori Financial Capital Co., Ltd.	—	166,369
Woori Investment Bank Co., Ltd.	251,879	222,289
Woori Asset Trust Co., Ltd.	60,726	49,738
Woori Asset Management Corp	33,768	31,369
PT Bank Woori Saudara Indonesia 1906 Tbk	87,741	79,890
Wealth Development Bank	20,835	19,521

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the years ended December 31
	2021	2020
Woori Bank (*)	144,923	162,362
Woori Financial Capital Co., Ltd.	17,949	1,466
Woori Investment Bank Co., Ltd.	33,274	25,643
Woori Asset Trust Co., Ltd.	11,366	9,732
Woori Asset Management Corp	2,341	1,699
PT Bank Woori Saudara Indonesia 1906 Tbk	8,619	6,040
Wealth Development Bank	928	1,130

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the years ended December 31
	2021	2020
Woori Bank (*)	144,923	162,362
Woori Financial Capital Co., Ltd.	4,121	—
Woori Investment Bank Co., Ltd.	3,610	—
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	1,669

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements, as described in following paragraphs of accounting policy, are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group were initially approved by the Board of Directors on February 9, 2022, and were revised and approved on March 14, 2022, and the final approval will be made in the annual general shareholders’ meeting on March 25, 2022.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①

K-IFRS 1109 ‘Financial Instruments’, K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, K-IFRS 1107 ‘Financial Instruments: Disclosures’, K-IFRS 1104 ‘Insurance Contracts’ and K-IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.

Since the Group has derivatives, loans, and issued bonds that are directly affected by interest rate benchmark reform, the Group is working on a project to convert contracts referring to former interest rate benchmark into alternative benchmarks to minimize business disruptions, mitigate operational risks, and reduce possible financial losses. In accordance with the transitional provisions, the amendments have been applied retrospectively to hedging relationships and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.

The Group has applied ‘Interest Rate Benchmark Reform-Phase 2’, which is an amendment to K-IFRS 1109, 1039, 1107 and 1116, beginning on January 1, 2021. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.

a)	Hedging relationship

The Phase 2 amendments address issues arising from ‘Interest Rate Benchmark Reform-Phase 1’, including when the designation and documentation of hedges should be updated and when alternative rates are permitted as hedged risk.

The Phase 1 amendments include an exceptional regulation that temporarily mitigates the application of specific hedge accounting requirements to hedging relationships directly affected by ‘Interest Rate Benchmark Reform’. Due to this mitigation, ‘Interest Rate Benchmark Reform’ typically does not stop hedge accounting until there is a change of the contract. However, hedge ineffectiveness continues to be recorded in the statement of profit or loss. It also suggests when the application of these exceptions should end, for instance, exceptional regulation should end when uncertainties due to ‘Interest Rate Benchmark Reform’ no longer appear.

For the annual period beginning on January 1, 2021, the Group has applied the following hedge accounting mitigation provisions provided in the Phase 2 amendments:

Designation of a hedging relationship: When the Phase 1 amendments cause to apply, the Group will reflect the changes required by the Interest Rate Benchmark Reform by amending the formal designation of the hedging relationship as previously documented to make one or more of these changes: will amend the designation of a hedging relationship to reflect the changes required by the Interest Rate Benchmark Reform when there is a change in one or more of the followings:

-	Designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

-	Amending the description of the hedged item so it refers to the alternative benchmark rate; or

-	Amending the description of the hedging instrument.

The Group will amend the hedging relationship documentation to reflect these amendments by the end of the reporting period during which the changes are made. These amendments do not require the discontinuance of the hedging relationship.

b)	Financial instruments measured at amortized cost

For financial instruments measured at amortized cost (including financial assets at FVTOCI-debt instruments), the Phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.

A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.

If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).

For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of K-IFRS 1116 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.

The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is presented at the carrying amount, while the derivative financial instrument and commitments/financial guarantee are presented at the nominal amount.(Unit: Korean Won in millions)

	USD (*1)		EUR	GBP	JPY	CHF	BBSW
	Total amount (*2)	Interest rate substitution clause
Non-derivative financial assets
Financial assets at FVTOCI	662,878	194,084	—	—	—	—	—
Financial assets at amortized cost	5,204,049	2,337,327	24,514	134,369	87,788	—	—

Sub-total	5,866,927	2,531,411	24,514	134,369	87,788	—	—

Non-derivative financial liabilities
Financial assets at amortized cost	657,953	574,968	—	—	—	—	—
Derivatives
Interest rate related (for trading)	26,757,719	26,327,929	—	344,854	—	1,297	—
Currency related (for trading)	35,169,303	35,169,303	—	407,264	175,422	—	—
Interest rate related (for hedging)	2,193,175	2,193,175	—	—	—	—	128,834

Sub-total	64,120,197	63,690,407	—	752,118	175,422	1,297	128,834

Commitments and financial guarantees	1,167	—	7,374	—	1,854	—	—

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.

The KRW CD interest rate is planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long term, but the policy direction to activate the replacement rate or when the CD rate calculation will be discontinued is not clear.

②	Amendments to K-IFRS 1116 Lease – COVID-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances. Please see Note 43 for the details of the amount recognized in profit or loss during the reporting period to reflect changes in lease payments arising from the rent concession.

2)

The details of K-IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

①	Amendments to K-IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

③	Amendments to K-IFRS 1016 Property, plant and equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

④	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

-	K-IFRS 1101 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

-	K-IFRS 1109 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

-	K-IFRS 1116 Leases- Lease incentives

-	K-IFRS 1041 Agriculture - Measuring fair value

⑤	Amendments to K-IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑥	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of ‘Accounting Policy’

To define and disclose material accounting policies, and to provide guidance on how to apply the concept of materiality, ‘Accounting Policy Disclosure’ of the IFRS Practice Statement 2 has been amended. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑦	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

⑧	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements consist of the financial statements of the parent company and the entities (including structured entities) controlled by the parent company (or its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) able to use its power to affect its returns. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than most of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are enough to give it power, including:

-	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

-	Potential voting rights held by the Group, other vote holders or other parties;

-	Rights arising from other contractual arrangements;

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Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a negative (-) balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities are recognized at their fair value, except for the followings:

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Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

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Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

-	Non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

The subsidiary’s non-controlling interests are identified separately from the Group’s equity. If the element of the non-controlling interest in the acquiree is the current interest at the acquisition date and the holder is entitled to a proportional share of the entity’s net assets, the non-controlling interest can be measured in 1) fair value or 2) proportionate share of the current equity instrument of the amount recognized for the acquiree’s identifiable net assets at the acquisition date. The selection of these metrics is made for each acquisition transaction. All other non-controlling interests are measured at fair value at the acquisition date. The carrying amount of the non-controlling interest after acquisition reflects the proportional interest of the non-controlling interest in changes in equity after acquisition in the initial recognition amount. Even if the non-controlling interest is a negative (-) balance, total comprehensive income is attributed to the non-controlling interest.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income(or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional amount of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Investment in joint ventures and associates are accounted for and applied with the equity method from the time the investee becomes an associate or a joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition exists after the review, it is recognized immediately in net income.

The requirements of K-IFRS 1028 – Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 – Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

The Group applies K-IFRS 1109 Financial Instruments, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying K-IFRS 1109 to long-term investments, the Group does not consider adjustments to the carrying amount required by K-IFRS 1028. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with K-IFRS 1028.

(5)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation;

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses that correspond to its interest in a joint operation in accordance with the K-IFRSs applicable to the specific assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are recognized through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. Most of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. Most of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Banking segment.

⑦	Fees and commission received on credit card

The fees and commission received on credit card consist mainly of merchant account fees and annual fees.

The Group recognizes merchant account fees by multiplying agreed commission rate to the amount paid by using the credit card. The annual fees are performance obligation satisfied over time and are recognized over agreed periods after the annual fees are paid in advance. The business activities relevant to these fees and commission received on credit card are substantially attributable to Credit cards segment.

⑧	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

⑨	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by rying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost according to its business model and contractual cash flows.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

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The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 Financial Instruments. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instrument are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial asset at FVTOCI(Debt instruments)

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group recognizes the acquisition cost of an intangible asset as the manufacturing cost or purchase cost plus additional incidental expenses. Development costs are the sum of expenditures incurred after the asset recognition requirements, such as technical feasibility and future economic benefits, are met. After the initial recognition, the carrying value is presented as the accumulated amortization and accumulated impairment losses deducted from the cost.

The Group’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	1 to 10 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease in K-IFRS 1116.

①	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index(or a rate), initially measured using the index or a rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased be the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

Because the Group can replace the asset without significant cost or business discontinuation, the option to extend the lease is not included in the lease liability in most offices and vehicle transport leases.

The Group reevaluates the lease term when the option is exercised (or not exercised) or the Group is liable to exercise (or not exercise) the option. Group will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

Lease liabilities and right-of-use-asset increased by 9,076 million won, reflecting the exercise impact of the extension and termination options during the current term.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

②	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element based on its relative stand-alone price.

As a lessor, the Group classifies its leases as either a finance lease or an operating lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies K-IFRS 1115 to allocate the consideration of the contract.

The Group applies the derecognition and impairment provisions of K-IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from K-IFRS 1116.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated or effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable right to set off or are intended to set off.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 are not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is applying K-IFRS 1109 in regard to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

-	When there is an economic relationship between the hedged items and hedging instruments

-	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments

-

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income to the extent of cumulative fair value changes of the hedged item from the starting date of hedge accounting and it is cumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers does not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. A provision is not recognized for the future operating losses.

The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

At the end of each reporting period, the remaining provision balance is reviewed an assessed to determine if the current best estimate is being recognized.

(19)	Equity instruments issued by the Group

1)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income statement.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-     Loss allowance in accordance with K-IFRS 1109

-     Initial book value less accumulated profit measured in accordance with K-IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset is realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit(tax loss) nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(23)	Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues, and uncertainties in recovery or deterioration are expected to continue.

The Group determined that the credit risk of loan affected by the loan deferment has significantly increased and evaluated that the possibility of default is high. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss, allowances recognized additionally are as follows. (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Corporate	2,428,496	1,697,899
	Retail	167,146	122,425
	Total	2,595,642	1,820,324
Total loans changed its stage from 12-month to lifetime (Stage 2) expected credit	Corporate	2,125,492	1,548,805
	Retail	134,920	101,721
	Total	2,260,412	1,650,526
The expected credit loss allowances that are additionally recognized	Corporate	275,057	210,173
	Retail	9,657	9,058
	Total	284,714	219,231

In addition, as of December 31, 2021, the Group applied the overlay when forecasting future economic conditions in consideration of the potential for insolvency due to increase in market interest rate and the increase in economic uncertainty due to the accelerated spread of COVID-19.

As of December 31, 2021, the monetary effect of the provision for expected credit loss due to the application of the forecast of the future economic conditions overlay is as follows. (Unit: Korean Won in millions):

Increase in provision for expected credit loss
Corporate	48,583
Retail	6,237

Total	54,820

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of December 31, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 7,217 million won, and the cumulative expected credit loss allowance have increased for 170 million won.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of December 31, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 103,974 million won and cumulative expected credit loss allowance have increased for 15,916 million won.

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in ‘2. Basis of Preparation and Significant Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Information on measuring expected credit loss is described in 4. Risk Management (1) 2) Measurement of expected credit loss.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Group assesses whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When assessing whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses.

The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Personal consumption expenditures price index rate	Negative(-) Correlation
Consumer price index rate	Negative(-) Correlation

-

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

-	Disclosure of economic variable forecasts

a)	Probability weight

As of December 31, 2021, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04

b)	Economic forecast of each major economic variables by scenario (prospect period: 2022)

As of December 31, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures price index rate	3.60	4.01	2.85
Consumer price index rate	2.00	2.10	1.82

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of December 31, 2021 are as follows (Unit: Korean Won in millions):

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures price index rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028
Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer price index rate	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

-

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

3)	The maximum exposure to credit risk as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

		December 31, 2021	December 31, 2020
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	14,934,813	9,725,719
	Banks	24,733,020	19,493,188
	Corporates	131,027,256	114,131,996
	Consumers	191,237,783	176,755,175

	Sub-total	361,932,872	320,106,078

Financial assets at FVTPL (*2)	Deposit	65,072	48,796
	Debt securities	2,743,239	2,887,097
	Loans	667,467	676,291
	Derivative assets	4,803,131	6,901,742
	Others	1,518	—

	Sub-total	8,280,427	10,513,926

Financial assets at FVTOCI	Debt securities	38,126,977	28,948,141
Securities at amortized cost	Debt securities	17,086,274	17,020,839
Derivative assets	Derivative assets (Designated for hedging)	106,764	174,820
Off-balance accounts	Guarantees (*3)	12,987,809	11,809,456
	Loan commitments	114,414,462	112,088,680

	Sub-total	127,402,271	123,898,136

Total		552,935,585	500,661,940

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2021 and 2020, the financial guarantee amount of 3,960,383 million won and 4,163,382 million won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,674,446	5,620,622	3,742,331	212,821	811,030	12,871,622	361,932,872
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	519,239,825	7,524,621	7,142,157	440,740	927,940	17,660,302	552,935,585

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2021 and 2020 (Unit: Korean Won in millions):

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	45,540,602	4,303,491	185,972,844	20,541,133	361,932,872
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,279,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271
Total	87,432,223	57,079,589	100,537,319	8,627,849	253,941,506	45,317,099	552,935,585

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136
Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of December 31, 2021 and 2020 are as follow and the industries that can be affected may change by future economic conditions. (Unit: Korean Won in millions):

< Woori Bank >

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—
		Sub-total	1,564,743	495	—
	Accommodation business		1,441,185	625	23,840
	Travel business		53,302	—	—
	Art/sports, leisure service		600,746	503	—
	Food business		1,279,128	216	—
	Transportation business		404,120	77	—
	Others		1,050,229	599	—
	Sub-total		6,393,453	2,515	23,840
Manufacturing	Textile		2,626,493	724	10,718
	Metal		199,877	10	—
	Non-metal		148,471	24	—
	Chemical		904,563	1,994	—
	Electronics		103,510	31	—
	Others		191,865	—	—
	Sub-total		4,174,779	2,783	10,718

	Total		10,568,232	5,298	34,558

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792
		Sub-total	536,742	2,101,980
	Accommodation business		181,563	1,647,213
	Travel business		12,455	65,757
	Art/sports, leisure service		63,660	664,909
	Food business		179,799	1,459,143
	Transportation business		167,883	572,080
	Others		191,837	1,242,665
	Sub-total		1,333,939	7,753,747
Manufacturing	Textile		1,012,989	3,650,924
	Metal		9,704	209,591
	Non-metal		48,171	196,666
	Chemical		689,895	1,596,452
	Electronics		33,389	136,930
	Others		87,587	279,452
	Sub-total		1,881,735	6,070,015

	Total		3,215,674	13,823,762

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
	Accommodation business		1,525,157	9,305	5,471
	Travel business		59,858	—	—
	Art/sports, leisure service		1,467,643	17,739	—
	Food business		1,078,832	2,515	—
	Transportation business		395,873	461	8,752
	Education business		367,701	489	—
	Others		1,286,578	2,691	—
	Sub-total		8,659,994	48,717	19,684
Manufacturing	Textile		2,281,344	6,608	6,559
	Metal		1,390,290	47,903	—
	Non-metal		698,478	8,357	—
	Chemical		1,819,207	19,161	—
	Transportation		3,268,095	2,060	—
	Electronics		1,424,297	19,280	—
	Cosmetics		323,231	217	—
	Others		368,123	277	—

	Sub-total		11,573,065	103,863	6,559

	Total		20,233,059	152,580	26,243

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
		Sub-total	1,380,461	3,879,791
	Accommodation business		152,059	1,691,992
	Travel business		21,350	81,208
	Art/sports, leisure service		114,388	1,599,770
	Food business		135,680	1,217,027
	Transportation business		193,578	598,664
	Education business		48,064	416,254
	Others		318,641	1,607,910
	Sub-total		2,364,221	11,092,616
Manufacturing	Textile		1,064,005	3,358,516
	Metal		1,581,887	3,020,080
	Non-metal		377,506	1,084,341
	Chemical		3,233,405	5,071,773
	Transportation		2,183,616	5,453,771
	Electronics		1,789,605	3,233,182
	Cosmetics		54,518	377,966
	Others		1,483,551	1,851,951
	Sub-total		11,768,093	23,451,580

	Total		14,132,314	34,544,196

< Woori Card Co., Ltd. >

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341			11,472	13,813
Travel business	3,334			20,056	23,390
Aviation	983			4,025	5,008
Cosmetics industry	3,187			10,692	13,879
Distribution business	7,582			38,741	46,323
Food industry	30,267			122,793	153,060
Art/sports, leisure service	8,336			44,286	52,622
Total	56,030			252,065	308,095

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118
Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	77,841	—	—
		General wholesale business	292,832	—	—
		Sub-total	370,673	—	—
		Accommodation business	7,338	—	—
		Travel business	57	—	—
		Art/sports, leisure service	8,544	—	—
		Food business	125,075	—	—
		Transportation business	598,972	—	—
		Education business	22,118	—	—
		Others	102,787	—	—
		Sub-total	1,235,564	—	—
Manufacturing		Textile	727	—	—
		Metal	2,824	—	—
		Non-metal	698	—	—
		Chemical	172	—	—
		Transportation	438	—	—
		Electronics	3,993	—	—
		Cosmetics	685	—	—
		Others	108,540	—	—
		Sub-total	118,077	—	—
Total COVID-19 vulnerable business			1,353,641	—	—
Other business		Others	6,489,394	28,222	—

	Total		7,843,035	28,222	—

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	77,841
		General wholesale business	—	292,832
		Sub-total	—	370,673
		Accommodation business	—	7,338
		Travel business	—	57
		Art/sports, leisure service	—	8,544
		Food business	—	125,075
		Transportation business	—	598,972
		Education business	—	22,118
		Others	140,549	243,336
		Sub-total	140,549	1,376,113
Manufacturing		Textile	—	727
		Metal	—	2,824
		Non-metal	—	698
		Chemical	—	172
		Transportation	—	438
		Electronics	—	3,993
		Cosmetics	—	685
		Others	13,432	121,972
		Sub-total	13,432	131,509
Total COVID-19 vulnerable business			153,981	1,507,622
Other business		Others	812,597	7,330,213

	Total		966,578	8,837,835

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
	Accommodation business		6,292	—	—
	Travel business		1,293	—	—
	Art/sports, leisure service		615	—	—
	Food business		21,774	—	—
	Transportation business		28,270	—	—
	Education business		1,132	—	—
	Others		365,860	27,364	—
	Sub-total		491,801	27,364	—
Manufacturing	Textile		29,415	—	—
	Metal		17,963	—	—
	Non-metal		4,780	—	—
	Chemical		2,501	—	—
	Transportation		52,514	—	—
	Electronics		12,665	—	—
	Others		5,335	—	—
	Sub-total		125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business	Others		6,202,754	225,078	—

	Total		6,819,728	252,442	—

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
		Sub-total	—	66,565
	Accommodation business		—	6,292
	Travel business		—	1,293
	Art/sports, leisure service		—	615
	Food business		—	21,774
	Transportation business		—	28,270
	Education business		—	1,132
	Others		38,681	431,905
	Sub-total		38,681	557,846
Manufacturing	Textile		—	29,415
	Metal		3,365	21,328
	Non-metal		—	4,780
	Chemical		—	2,501
	Transportation		—	52,514
	Electronics		—	12,665
	Others		—	5,335
	Sub-total		3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business	Others		333,766	6,761,598

	Total		375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772
Total	101,799	—	—	—	101,799

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000
Total	88,616	20,000	—	—	108,616

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	316,364,525	22,734,430	13,270,491	10,190,307	1,332,644	363,892,397	(1,959,525)	361,932,872
Korean treasury and government agencies	14,938,718	9	9	—	—	14,938,736	(3,923)	14,934,813
Banks	24,186,246	492,447	46,373	—	23,509	24,748,575	(15,555)	24,733,020
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	371,373,956	22,943,485	13,270,491	10,190,307	1,332,644	419,110,883	(1,976,906)	417,146,123

	December 31, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the years ended December 31, 2021 and 2020, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

6)

Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2021 and 2020 are 145,594 million won and 265,760 million won, respectively, with net losses recognized along with the changes 11,734 million won and 12,786 million won, respectively.

7)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2021 and 2020 are 10,107,413 million won and 9,986,186 million won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2021, but still in the process of recovery is 355,039 million won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the year December 31, 2021 and 2020, and the VaR of the Bank as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	For the year ended December 31, 2021			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,177	4,681	14,017	2,405	6,815	7,959	15,065	2,427
Stock price	2,972	3,637	6,676	1,609	2,283	5,783	14,394	1,982
Foreign currencies	5,904	6,745	13,144	4,747	11,160	8,814	11,233	4,613
Diversification	(6,072)	(7,300)	(20,006)	(3,627)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR(*)	6,981	7,763	13,831	5,134	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

The Bank manages and measures interest risk for non-trading activities through rNII(Change in Net Interest Income) and rEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book) introduced at the end of 2019.

rNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and rEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

For assets and liabilities as of December 31, 2021 and 2020 that include bank, consolidated trusts and subsidiaries of the bank, details of rEVE and rNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

	December 31, 2021		December 31, 2020 (*3)
	rEVE (*1)	rNII (*2)	rEVE (*1)	rNII (*2)
Woori Bank	920,290	195,186	634,596	66,138
Woori Card Co., Ltd.	126,576	59,114	—	—
Woori Financial Capital Co., Ltd.	58,794	1,384	—	—
Woori Investment Bank Co., Ltd.	17,607	5,556	—	—
Woori Asset Trust Co., Ltd.	820	1,709	—	—
Woori Asset Management Corp.	1,411	504	—	—
Woori Savings Bank	15,175	949	—	—
Woori Private Equity Asset Management Co., Ltd.	32	59	—	—
Woori Global Asset Management Co., Ltd.	246	143	—	—

(*1)	rEVE: change in Economic Value of Equity
(*2)	rNII: change in Net Interest Income
(*3)	As of December 31, 2020, for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank, EVE and NII were not calculated.

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of December 31, 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020
	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085
Woori Financial Capital Co., Ltd.	3,701	12,550
Woori Investment Bank Co., Ltd.	1,479	5,005
Woori Asset Trust Co., Ltd.	3,211	398
Woori Asset Management Corp.	64	493
Woori Private Equity Asset Management Co., Ltd.	193	37
Woori Global Asset Management Co., Ltd.	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2021 and 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	3,176	3,765,460	15,834	163,131	1,236	230,188	94	125,513	826,870	5,111,162
	Loans and other financial assets at amortized cost	28,771	34,108,109	164,976	1,679,982	23,733	4,420,551	2,329	3,126,363	5,749,685	49,084,690
	Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
	Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
	Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

	Total	35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
	Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
	Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
	Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

	Total	32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts		8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
	Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
	Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

	Total	30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
	Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
	Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
	Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

	Total	29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts		7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 40. CONTINGENT LIABILITIES AND COMMITMENTS (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	255,185,019	41,419,378	28,156,909	39,779,967	40,763,582	7,435,461	412,740,316

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	261,127,025	42,566,184	27,974,201	35,343,152	39,427,855	5,913,445	412,351,862

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Guarantees	12,987,809	11,809,456
Loan commitments	114,414,462	112,088,680
Other commitments	3,427,331	4,933,086

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Tier 1 common capital ratio of 8.0%, a Tier 1 capital ratio of 9.5%, and a minimum total capital ratio of 11.5% as of December 31, 2021.

Details of the Group’s capital adequacy ratio as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

Details(*)	December 31, 2021	December 31, 2020
Tier 1 capital	21,994,047	19,828,094
Other Tier 1 capital	3,590,212	3,533,648
Tier 2 capital	3,395,989	4,086,035

Total risk-adjusted capital	28,980,248	27,447,777

Risk-weighted assets for credit risk	171,199,840	178,114,590
Risk-weighted assets for market risk	6,388,428	6,086,905
Risk-weighted assets for operational risk	14,914,801	14,067,185

Total risk-weighted assets	192,503,069	198,268,680

Common Equity Tier 1 ratio	11.43%	10.00%

Tier 1 capital ratio	13.29%	11.78%

Total capital ratio	15.05%	13.84%

(*)	The capital ratio at the end of the current period is provisional

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the prior term, the Group reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for Woori Bank subsidiaries’ customers

Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.

Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.

Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.

Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute,

(2)	The composition of each organization’s sectors for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	5,158,078	606,506	315,600	108,321	29,515	6,218,020	767,701	6,985,721
Non-interest income(expense)	1,661,903	63,839	95,297	49,419	1,111,422	2,981,880	(1,623,603)	1,358,277
Impairment losses due to credit loss	(140,574)	(164,097)	(122,089)	(1,885)	(19,601)	(448,246)	(88,592)	(536,838)
General and administrative expense	(3,606,715)	(225,175)	(99,048)	(51,490)	(440,601)	(4,423,029)	275,618	(4,147,411)

Net operating income(expense)	3,072,692	281,073	189,760	104,365	680,735	4,328,625	(668,876)	3,659,749

Share of gain of associates	60,049	—	1,000	750	4,390	66,189	(3,993)	62,196
Other non-operating expense	42,542	(7,936)	(16,943)	(660)	(1,071)	15,932	11,364	27,296

Non-operating income(expense)	102,591	(7,936)	(15,943)	90	3,319	82,121	7,371	89,492

Net income(expense) before tax	3,175,283	273,137	173,817	104,455	684,054	4,410,746	(661,505)	3,749,241
Tax expense	(790,177)	(72,411)	(33,238)	(24,531)	(16,799)	(937,156)	(4,714)	(941,870)

Net income(loss)	2,385,106	200,726	140,579	79,924	667,255	3,473,590	(666,219)	2,807,371

Total assets	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	(23,956,847)	447,183,871
Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	(21,710,683)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	(2,246,164)	445,848,704
Total liabilities	391,315,108	11,858,065	9,073,104	4,559,856	3,284,269	420,090,402	(1,756,726)	418,333,676

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2020
	Banking (*1)	Credit card	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net Interest income(expense)	4,545,155	564,461	78,302	69,188	5,257,106	741,406	5,998,512
Non-interest income(expense)	1,423,286	3,648	34,497	1,071,852	2,533,283	(1,710,849)	822,434
Impairment losses due to credit loss	(512,008)	(195,816)	(4,146)	(43,660)	(755,630)	(28,741)	(784,371)
General and administrative expense	(3,545,186)	(207,301)	(39,039)	(416,595)	(4,208,121)	251,940	(3,956,181)

Net operating income(expense)	1,911,247	164,992	69,614	680,785	2,826,638	(746,244)	2,080,394

Share of gain of associates	(6,895)	—	170	1,255	(5,470)	106,547	101,077
Other non-operating expense	(50,132)	(5,569)	(945)	(484)	(57,130)	(123,090)	(180,220)

Non-operating income(expense)	(57,027)	(5,569)	(775)	771	(62,600)	(16,543)	(79,143)

Net income(expense) before tax	1,854,220	159,423	68,839	681,556	2,764,038	(762,787)	2,001,251
Tax income(expense)	(437,288)	(39,193)	(5,902)	(29,372)	(511,755)	25,753	(486,002)

Net income(loss)	1,416,932	120,230	62,937	652,184	2,252,283	(737,034)	1,515,249

Total assets	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Investment in associate	3,382,650	—	2,494	21,586,506	24,971,650	(23,978,359)	993,291
Other assets	370,737,414	11,366,596	4,329,980	10,286,184	396,720,174	1,367,552	398,087,726
Total liabilities	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)	The banking sector includes banks and overseas subsidiaries.
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Financial Capital Co., Ltd.( Profit or loss for 3 months after incorporation into subsidiary), Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd..

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(3)	Operating profit or loss from external customers for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2021	2020
Domestic	3,288,341	1,869,516
Foreign	371,408	210,878

Total	3,659,749	2,080,394

(4)	Major non-current assets as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2021 (*)	December 31, 2020 (*)
Domestic	5,201,838	5,026,161
Foreign	482,930	433,869

Total	5,684,768	5,460,030

(*)	Major non-current assets included joint ventures and related business investments, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2021 and 2020.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Cash	1,742,449	1,611,282
Foreign currencies	503,205	514,565
Demand deposits	5,161,529	7,314,353
Fixed deposits	158,635	550,783

Total	7,565,818	9,990,983

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(150,327)	59,360
Changes in other comprehensive income related to valuation of assets of associate	1,526	(2,298)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	7,107	4,420
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	79	3,575
Changes in the investment assets of associates due to the transfer of assets held-for-sale	(52)	(50,411)
Changes in financial assets at FVTPL and assets held-for-sale	—	(2,385)
Transfer from property, plant and equipment to assets held for sale	(12,852)	—
Transfer of investment properties and premises and equipment	6,095	30,431
Changes in account payables related to intangible assets	(11,640)	(11,639)
Changes in right-of-use assets and lease liabilities	150,644	222,587
Comprehensive stock exchange	64,301	—
Changes in other comprehensive income related to foreign operation translation	246,808	(153,472)

(3)	Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Cash flow	Not involving cash inflows and outflows			Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Others (*)
Borrowings	20,745,466	3,199,712	804,649	—	5,632	24,755,459
Debentures	37,479,358	6,893,661	392,077	(104,306)	(6,926)	44,653,864
Lease liabilities	407,431	(177,593)	10,950	—	102,425	343,213
Other liabilities	26,354	14,173	—	—	(13,620)	26,907

Total	58,658,609	9,929,953	1,207,676	(104,306)	87,511	69,779,443

(*)	The change in lease liabilities due to the new contract includes 189,660 million won.

	For the year ended December 31, 2020
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others(*)
Borrowings	18,998,920	2,033,851	(586,215)	—	298,854	56	20,745,466
Debentures	30,858,055	913,836	(290,041)	58,861	5,980,746	(42,099)	37,479,358
Lease liabilities	419,045	(204,794)	(5,141)	—	3,751	194,570	407,431

Other liabilities	23,909	3,971	—	—	—	(1,526)	26,354

Total	50,299,929	2,746,864	(881,397)	58,861	6,283,351	151,001	58,658,609

(*)	The change in lease liabilities due to the new contract includes 231,325 million won.

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Financial assets at fair value through profit or loss measured at fair value	13,497,234	14,762,941

(2)	Financial assets at fair value through profit or loss measured at fair value as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deposits:
Gold banking asset	65,072	48,796
Securities:
Debt securities
Korean treasury and government agencies	995,713	1,020,418
Financial institutions	925,474	873,031
Corporates	751,636	761,681
Others	70,416	231,967
Equity securities	329,864	485,793
Capital contributions	1,287,723	865,685
Beneficiary certificates	3,504,547	2,812,558
Others	94,673	84,979

Sub-total	7,960,046	7,136,112
Loans	667,467	676,291
Derivatives assets	4,803,131	6,901,742
Other financial assets	1,518	—

Total	13,497,234	14,762,941

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2021 and 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Debt securities:
Korean treasury and government agencies	4,728,085	2,922,671
Financial institutions	22,909,615	17,996,660
Corporates	5,091,035	3,896,744
Bond denominated in foreign currencies	5,299,707	4,031,721
Securities loaned	98,535	100,345

Sub-total	38,126,977	28,948,141

Equity securities	992,812	1,080,788

Total	39,119,789	30,028,929

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2021	December 31, 2020	Remarks
Investment for strategic business partnership purpose	796,835	778,657
Debt-equity swap	195,971	302,090
Others	6	41	Insurance for mutual aid association, etc.

Total	992,812	1,080,788

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,529)	—	—	(1,529)
Disposal	764	—	—	764
Others (*)	(297)	—	—	(297)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal / Recovery	(21,533,360)	—	—	(21,533,360)
Gain (loss) on valuation	(213,517)	—	—	(213,517)
Amortization based on effective interest method	31,641	—	—	31,641
Others (*)	371,646	—	—	371,646

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,530,076)	—	—	(20,530,076)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*)	Others consist of foreign currencies translation, etc.

(4)

During the years ended December 31, 2021 and 2020, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 138,511 million won and 2,848 million won, respectively and cumulative losses at disposal dates were 3,062 million won and 3,665 million won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Korean treasury and government agencies	8,882,500	6,947,495
Financial institutions	1,835,947	4,843,534
Corporates	5,818,646	4,726,075
Bond denominated in foreign currencies	554,416	508,301
Allowance for credit losses	(5,235)	(4,566)

Total	17,086,274	17,020,839

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal / Recovery	(6,425,408)	—	—	(6,425,408)
Amortization based on effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Due from banks	15,914,139	9,863,160
Loans	336,799,510	302,794,182
Other financial assets	9,219,223	7,448,736

Total	361,932,872	320,106,078

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	10,219,055	6,519,226
Due from depository banks	159,264	84,195
Due from non-depository institutions	14,146	266
Due from the Korea Exchange	54	227
Others	191,501	172,914
Loss allowance	(2,452)	(1,576)

Sub-total	10,581,568	6,775,252

Due from banks in foreign currencies:
Due from banks on demand	3,615,983	1,608,126
Due from banks on time	205,351	296,489
Others	1,514,819	1,186,083
Loss allowance	(3,582)	(2,790)

Sub-total	5,332,571	3,087,908

Total	15,914,139	9,863,160

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	10,219,055	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		10,295,006

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	3,549,695	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Overseas futures and options trade deposits and others

Sub-total		5,059,403

Total		15,354,409

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,519,226	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		6,609,015

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

Sub-total		2,725,116

Total		9,334,131

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,477)	—	—	(1,477)
Others (*)	(191)	—	—	(191)

Ending balance	(6,034)	—	—	(6,034)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	315	—	—	315
Others (*)	179	—	—	179

Ending balance	(4,366)	—	—	(4,366)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	5,977,989	—	—	5,977,989
Others (*)	74,658	—	—	74,658

Ending balance	15,920,173	—	—	15,920,173

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,759,053)	—	—	(4,759,053)
Business combination	129,825	—	—	129,825
Others (*)	(329)	—	—	(329)

Ending balance	9,867,526	—	—	9,867,526

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Loans in local currency	273,283,542	249,264,947
Loans in foreign currencies (*)	24,508,250	20,025,092
Domestic banker’s usance	3,403,021	2,240,830
Credit card accounts	9,757,115	8,542,619
Bills bought in foreign currencies	5,310,080	5,763,427
Bills bought in local currency	265,275	133,650
Factoring receivables	17,406	38,017
Advances for customers on guarantees	26,766	31,300
Private placement bonds	519,150	353,585
Securitized loans	2,874,480	2,561,914
Call loans	3,481,219	2,352,034
Bonds purchased under resale agreements	10,332,858	10,145,749
Financial lease receivables	1,173,751	586,216
Installment financial bond	2,882,396	1,925,493
Others	159	380
Loan origination costs and fees	858,051	744,109
Discounted present value	(7,299)	(6,656)
Allowance for credit losses	(1,886,710)	(1,908,524)

Total	336,799,510	302,794,182

(*)	It includes 50,088 million won in collateral assets related to the sale of bonds under repurchase agreements at the end of the previous year

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(23,328)	19,736	3,592	(80,803)	49,902	30,901
Transfer to lifetime expected credit losses	9,201	(11,466)	2,265	14,106	(35,706)	21,600
Transfer to credit-impaired financial assets	2,752	9,918	(12,670)	1,562	18,741	(20,303)
Net reversal(provision) of loss allowance	(4,456)	(32,764)	(130,424)	49,562	(91,981)	(168,323)
Recovery	—	—	(75,058)	—	—	(55,108)
Charge-off	—	—	174,012	—	—	233,507
Disposal	—	—	14,890	—	—	64,078
Interest income from impaired loans	—	—	13,743	—	—	12,672
Others	838	1,435	8,726	(19,733)	4,211	18,487

Ending balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(26,846)	26,581	265	(130,977)	96,219	34,758
Transfer to lifetime expected credit losses	7,497	(8,151)	654	30,804	(55,323)	24,519
Transfer to credit-impaired financial assets	356	925	(1,281)	4,670	29,584	(34,254)
Net reversal(provision) of loss allowance	12,894	(44,363)	(145,336)	58,000	(169,108)	(444,083)
Recovery	—	—	(65,620)	—	—	(195,786)
Charge-off	—	—	220,352	—	—	627,871
Disposal	—	—	25,576	—	—	104,544
Interest income from impaired loans	—	—	—	—	—	26,415
Others	(3)	—	—	(18,898)	5,646	27,213

Ending balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,839)	20,050	789	(29,117)	25,067	4,050
Transfer to lifetime expected credit losses	9,137	(10,800)	1,663	19,259	(48,184)	28,925
Transfer to credit-impaired financial assets	3,549	4,913	(8,462)	3,607	10,349	(13,956)
Net reversal(provision) of loss allowance	5,142	(10,042)	(125,923)	2,831	(200,024)	(271,265)
Recovery	—	—	(71,277)	—	—	(66,179)
Charge-off	—	—	181,713	—	—	243,634
Disposal	—	—	5,640	—	13	47,106
Interest income from impaired loans	—	—	10,790	—	—	14,945
Business combination	(31,327)	(15,129)	(72,040)	(13,703)	(18,164)	(24,364)
Others	(2,041)	4,507	(2,998)	13,921	6,754	38,405

Ending balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,978)	14,755	223	(64,934)	59,872	5,062
Transfer to lifetime expected credit losses	9,341	(9,742)	401	37,737	(68,726)	30,989
Transfer to credit-impaired financial assets	627	1,137	(1,764)	7,783	16,399	(24,182)
Net reversal(provision) of loss allowance	17,022	(25,098)	(179,872)	24,995	(235,164)	(577,060)
Recovery	—	—	(66,026)	—	—	(203,482)
Charge-off	—	—	245,890	—	—	671,237
Disposal	—	—	23,653	—	13	76,399
Interest income from impaired loans	—	—	—	—	—	25,735
Business combination	—	—	—	(45,030)	(33,293)	(96,404)
Others	2	—	—	11,882	11,261	35,407

Ending balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,377,247	(4,357,347)	(19,900)	1,610,541	(1,575,157)	(35,384)
Transfer to lifetime expected credit losses	(6,104,417)	6,127,477	(23,060)	(3,627,800)	3,670,808	(43,008)
Transfer to credit-impaired financial assets	(108,717)	(79,746)	188,463	(244,236)	(132,986)	377,222
Charge-off	—	—	(174,012)	—	—	(233,507)
Disposal	—	—	(48,795)	—	—	(187,571)
Net increase (decrease)	10,985,534	(206,312)	40,167	23,481,818	(833,127)	(53,929)

Ending balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	359,101	(358,776)	(325)	6,346,889	(6,291,280)	(55,609)
Transfer to lifetime expected credit losses	(513,635)	514,369	(734)	(10,245,852)	10,312,654	(66,802)
Transfer to credit-impaired financial assets	(17,416)	(9,253)	26,669	(370,369)	(221,985)	592,354
Charge-off	—	—	(220,352)	—	—	(627,871)
Disposal	—	—	(56,520)	—	—	(292,886)
Net increase (decrease)	1,132,278	170,579	187,263	35,599,630	(868,860)	173,501

Ending balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,564,471	(4,552,400)	(12,071)	1,160,399	(1,146,756)	(13,643)
Transfer to lifetime expected credit losses	(5,365,577)	5,388,064	(22,487)	(3,983,614)	4,023,106	(39,492)
Transfer to credit-impaired financial assets	(96,197)	(103,016)	199,213	(357,386)	(120,491)	477,877
Charge-off	—	—	(181,713)	—	—	(243,634)
Disposal	—	—	(55,349)	—	(398)	(163,644)
Net increase (decrease)	13,326,560	(1,289,910)	54,503	14,804,391	(696,164)	(64,490)
Business combination	2,307,498	125,166	137,336	3,507,163	358,846	24,678

Ending balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	257,399	(257,144)	(255)	5,982,269	(5,956,300)	(25,969)
Transfer to lifetime expected credit losses	(454,230)	454,709	(479)	(9,803,421)	9,865,879	(62,458)
Transfer to credit-impaired financial assets	(26,947)	(10,796)	37,743	(480,530)	(234,303)	714,833
Charge-off	—	—	(245,890)	—	—	(671,237)
Disposal	—	—	(43,781)	—	(398)	(262,774)
Net increase (decrease)	224,286	5,619	204,369	28,355,237	(1,980,455)	194,382
Business combination	—	—	—	5,814,661	484,012	162,014

Ending balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Cash Management Account asset (CMA asset)	140,000	210,000
Receivables	6,852,139	3,809,929
Accrued income	1,049,857	864,107
Telex and telephone subscription rights and refundable deposits	870,707	936,878
Domestic exchange settlement debit	82,555	1,518,775
Other assets	290,746	192,342
Allowance for credit losses	(66,781)	(83,295)

Total	9,219,223	7,448,736

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(228)	217	11	—
Transfer to lifetime expected credit losses	147	(174)	27	—
Transfer to credit-impaired financial assets	167	288	(455)	—
Reversal (provision) of loss allowance	511	(464)	4,664	4,711
Charge-off	—	—	9,965	9,965
Disposal	—	—	1,400	1,400
Others	(606)	3	1,041	438

Ending balance	(3,675)	(5,580)	(57,526)	(66,781)

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	129	13	—
Transfer to lifetime expected credit losses	125	(155)	30	—
Transfer to credit-impaired financial assets	23	64	(87)	—
Provision of loss allowance	(667)	(1,589)	(3,080)	(5,336)
Charge-off	—	—	2,151	2,151
Disposal	—	—	1,557	1,557
Business combination	(624)	(2,235)	(1,968)	(4,827)
Others	815	2	(518)	299

Ending balance	(3,666)	(5,450)	(74,179)	(83,295)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,909	(8,894)	(15)	—
Transfer to lifetime expected credit losses	(27,369)	27,399	(30)	—
Transfer to credit-impaired financial assets	(1,877)	(1,638)	3,515	—
Charge-off	—	—	(9,965)	(9,965)
Disposal	—	—	(1,716)	(1,716)
Net increase (decrease)	1,757,450	13,312	(5,108)	1,765,654

Ending balance	9,004,539	106,597	174,868	9,286,004

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,737)	(23)	—
Transfer to lifetime expected credit losses	(15,305)	15,334	(29)	—
Transfer to credit-impaired financial assets	(1,900)	(701)	2,601	—
Charge-off	—	—	(2,151)	(2,151)
Disposal	—	—	(1,847)	(1,847)
Net increase (decrease)	(856,008)	(26,539)	69,500	(813,047)
Business combination	72,035	4,414	2,262	78,711

Ending balance	7,267,426	76,418	188,187	7,532,031

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	`581,455	39,119,789

Derivative assets (Designated for hedging)	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities (Designated for hedging)	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2021 and 2020 are as follows:

	Valuation methods	Input variables

Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2021 and 2020 are as follows:

	Valuation methods	Input variables

Loans, bond with options	Fair value is calculated by using the Discounted Cash Flow Model, Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC.	Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate

Debt securities	The Group is measuring fair value with LSMC and the Hull-White model.	Stock volatility, interest rate volatility and discount rate

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Volatility of underlying assets, discount rate, dividends, volatility, correlation coefficient, foreign exchange rate, etc.

Others	Fair value is calculated by using the binomial tree, Least-squares Monte Carlo simulation (LSMC) and Income approach, which are commonly used valuation techniques in the market taking into account the price and variability of the underlying asset after measuring the fair value of underlying asset using Models including Discounted Cash Flow Model.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices, Volatility of underlying asset	22.62%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84~97.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84~97.50%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.18~0.76	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	0.00%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Discount rate	0.00~35.92%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases
Others	Income approach		Growth rate	1.00%	Fair value increases as growth rate increases.
	LSMC		Stock prices, Volatility of underlying asset	19.48~28.41%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(431)	—	1,000	(4,070)	1,000	2,117
Equity securities	450,371	(24,501)	—	33,570	(154,455)	(1,000)	303,985
Capital contributions	865,685	82,596	—	575,643	(236,201)	—	1,287,723
Beneficiary certificates	1,917,811	10,347	—	86,224	(910,308)	—	1,104,074
Loans	209,062	16,975	—	761,045	(773,447)	—	213,635
Derivative assets	7,872	22,256	—	5,058	—	(5,838)	29,348
Others	84,979	12,245	—	14,982	(16,548)	533	96,191

Sub-total	3,540,398	119,487	—	1,477,522	(2,095,029)	(5,305)	3,037,073

Financial assets at FVTOCI
Equity securities	570,715	—	11,362	645	(1,267)	—	581,455

Total	4,111,113	119,487	11,362	1,478,167	(2,096,296)	(5,305)	3,618,528

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	4,926	—	(3,979)	(10,188)	(6,254)	4,641
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—

Total	39,766	4,824	—	(3,979)	(29,716)	(6,254)	4,641

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 2,634 million Won for the year ended December 31, 2021, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	For the year ended December 31, 2020
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	—	(632)	—	2,627	(3,203)	—	4,618
Equity securities	464,741	3,894	(8,977)	—	5,088	(14,407)	32	450,371
Capital contributions	515,199	173,244	39,500	—	194,396	(56,654)	—	865,685
Beneficiary certificates	1,275,734	166,467	(7,919)	—	715,437	(231,908)	—	1,917,811
Loans	152,629	35,854	6,149	—	656,880	(642,450)	—	209,062
Derivative assets	25,048	—	9,458	—	9,501	(23,911)	(12,224)	7,872
Others	63,880	—	3,472	—	17,997	(370)	—	84,979

Sub-total	2,503,057	379,459	41,051	—	1,601,926	(972,903)	(12,192)	3,540,398

Financial assets at FVTOCI
Equity securities	493,698	—	—	(4,920)	82,227	(2,482)	2,192	570,715

Total	2,996,755	379,459	41,051	(4,920)	1,684,153	(975,385)	(10,000)	4,111,113

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	—	30,150	—	2,650	(66,170)	(18,533)	20,136
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	—	665	—	—	(68,661)	—	19,630
Derivative liabilities (Designated for hedging)	321	—	—	—	—	(321)	—	—

Total	159,986	—	30,815	—	2,650	(135,152)	(18,533)	39,766

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounting to 37,430 million Won for the year ended December 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 3,623,168 million won and 4,150,878 million won as of December 31, 2021 and 2020 respectively, equity instruments of 3,030,775 million won and 3,052,432 million won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2021 and 2020 is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2) (*3) (*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)

Total	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2) (*3) (*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	359,918,500	359,918,503	361,932,872
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,154,733	379,534	23,534,267	23,827,821

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2021
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	65,072	—	15,914,139	—	15,979,211
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	379,019,146	106,764	431,742,933

	December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,827,821	—	23,827,821

Total	4,873,458	411,137,015	27,584	416,038,057

	December 31, 2020
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	45,803	(156)	—	325,751	284,683	656,081
Financial assets at FVTOCI	381,814	1,343	(4,909)	32,624	24,528	435,400
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	9,142,212	494,296	(551,957)	107,317	—	9,191,868
Financial liabilities at amortized cost	(2,901,592)	2,205	—	—	—	(2,899,387)
Net derivatives (designated for hedging)	—	—	—	72,493	—	72,493

Total	6,993,157	497,688	(557,530)	538,185	309,211	7,780,711

	For the year ended December 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial assets at FVTPL	48,612	—	—	421,709	120,158	590,479
Financial assets at FVTOCI	437,527	311	(1,529)	24,138	18,385	478,832
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	8,654,726	376,872	(792,250)	44,443	—	8,283,791
Financial liabilities at amortized cost	(3,516,023)	—	—	—	—	(3,516,023)
Net derivatives (designated for hedging)	—	—	—	(74,213)	—	(74,213)

Total	6,007,830	377,183	(792,845)	416,077	138,543	6,146,788

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Assets transferred	Financial assets at FVTPL	248,009	410,331
	Financial assets at FVTOCI	127,065	138,315
	Securities at amortized cost	38,995	40,987
	Loans and other financial assets at amortized cost	—	50,088

	Total	414,069	639,721

Related liabilities	Bonds sold under repurchase agreements	749,976	657,823

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	98,535	100,345	Korea Securities Finance Corporation

3)	Liquidity of financial assets

As of December 31, 2021 and 2020, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2021	December 31, 2020
		Book value (*)	Book value(*)
Assets transferred	Financial assets at FVPL	151,930	156,900
	Loans at amortized cost	4,682,882	4,645,170
Related liabilities	Asset-backed borrowings	2,424,080	2,536,219
	Asset-backed bonds	978,274	1,289,992

(*)	The carrying amount is the amount before the allowance for bad debts.

On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have financial instruments that are continuously involved.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payables or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of December 31, 2021 and 2020, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	4,172,737	—	4,172,737	8,260,784	552,071	1,275,186
Receivable spot exchange (*2)	5,915,304	—	5,915,304
Bonds purchased under resale agreements (*2)	10,332,858	—	10,332,858	10,332,858	—	—
Domestic exchange settlement debits (*2) (*5)	42,358,138	42,275,583	82,555	—	—	82,555

Total	62,779,037	42,275,583	20,503,454	18,593,642	552,071	1,357,741

Financial liabilities:
Derivative liabilities (*1)	3,708,263	—	3,708,263	8,755,492	114,716	754,855
Payable spot exchange (*3)	5,916,800	—	5,916,800
Bonds sold under repurchase agreements (*4)	749,976	—	749,976	749,976	—	—
Domestic exchange settlement credits (*3) (*5)	48,982,056	42,275,583	6,706,473	3,401,251	—	3,305,222

Total	59,357,095	42,275,583	17,081,512	12,906,719	114,716	4,060,077

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	6,456,799	—	6,456,799	7,733,997	598,545	1,278,176
Receivable spot exchange (*2)	3,153,919	—	3,153,919
Bonds purchased under resale agreements (*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchange settlement debits (*2) (*6)	34,352,965	32,834,189	1,518,776	—	—	1,518,776

Total	54,109,432	32,834,189	21,275,243	17,879,746	598,545	2,796,952

Financial liabilities:
Derivative liabilities (*1)	5,823,620	—	5,823,620	7,147,683	477,603	1,371,364
Equity-linked securities in short position (*3)	19,630	—	19,630
Payable spot exchange (*4)	3,153,400	—	3,153,400
Bonds sold under repurchase agreements (*5)	657,823	—	657,823	213,623	444,200	—
Domestic exchange settlement credits (*4) (*6)	33,014,440	32,834,189	180,251	176,179	—	4,072

Total	42,668,913	32,834,189	9,834,724	7,537,485	921,803	1,375,436

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2021.11.30	(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2021.12.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2021.11.30	(*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	—	27.9	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2021.12.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2021.12.31
K BANK Co., Ltd. (*2) (*8)	Finance	12.6	26.2	Korea	2021.11.30	(*5)
Smart Private Equity Fund No.2 (*10)	Other financial services	—	20.0	Korea	—
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2021.12.16	(*5)
Well to Sea No. 3 Private Equity Fund (*11)	Finance	—	50.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2021.12.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2021.12.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2021.12.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2021.9.30	(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2021.12.31
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	24.8	Korea	2021.12.31
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2021.12.31
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	—	Korea	2021.12.31

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2021.12.31
Woori G Clean Energy No.1	Investment trust and discretionary investment business	—	29.3	Korea	—
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	—	16.7	Korea	—
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2021.12.31
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	Collective investment business	20.0	—	Korea	2021.12.31
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	14.5	—	Korea	2021.12.31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2021.12.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2021.12.31
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2021.12.31
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	—	Korea	2021.12.31
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	—	Korea	2021.12.31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2021.12.31
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.3	—	Korea	2021.12.31
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	—	21.8	Korea	—
Woori Star50 Master Fund ClassC-F	Collective investment business	—	24.5	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2021.12.31
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	—	Korea	2021.12.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2021.10.31(*5)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 Woori Zip 1	Other financial services	63.9	—	Japan	2021.9.30(*5)
Woori Zip 2	Other financial services	63.8	—	Japan	2021.9.30(*5)

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2021	December 31, 2020	Location	Financial statements as of
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.7	28.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	25.8	Korea	2021.9.30(*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	—	Korea	2021.09.30(*5)
Jinmyung Plus Co., Ltd	Manufacturing	21.3	—	Korea	2021.12.31
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	24.4	29.3	Korea	2021.12.31
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2021.12.31
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2021.12.31
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2021.12.31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	—	Korea	2021.12.31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	—	Korea	2021.9.30(*5)
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	—	Korea	2021.12.31
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2021.12.31
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	27.5	23.3	Korea	2021.12.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	38.1	38.4	Korea	2021.12.31

		Percentage of ownership (%)
Joint ventures and associates (*9)	Main business	December 31, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2021.12.31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2021 and 2020.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2021 and 2020.
(*4)	Registration was closed and excluded from associates for the year ended December 31, 2021.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	Due to the failure of associates to participate in the capital increase with consideration, the percentage of ownership decreased, for the year ended December 31, 2021.
(*9)

WooriG Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 16 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*10)	Due to loss of significant influence during the year, it has been classified as a financial asset measured at fair value through profit or loss
(*11)	It was fully repaid and excluded from associates for the year ended December 31, 2021.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd. (*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,234	237	—	—	(201)	(74)	3,196
Woori G Clean Energy No.1	—	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	—	15,118	227	—	(15,118)	(370)	143	—
Woori Seoul Beltway Private Special Asset Fund No.1	7,513	5,613	124	1,935	—	(121)	—	7,551
Woori Corporate Private Securities Fund 1 (Bond)	—	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	—	—	—	20,000	(20,000)	—	—	—
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	10,000	—	23	10,000	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	150,000	—	1,822	150,000	—	—	—	151,822
WOORI TAERIM 1st Fund	1,100	283	708	—	—	—	—	991
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(21)	—	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(7)	1,000	—	—	—	993

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2021
Darwin Green Packaging Private Equity Fund	4,000	—	(43)	4,000	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	—	—	100	—	—	—	100
Woori High plus G.B. Securities Feeder Fund1(G.B.)	—	6,076	—	—	(6,076)	—	—	—
Woori Star50 Master Fund ClassC-F	—	184	(4)	—	(180)	—	—	—
Woori Hanhwa Eureka Private Equity Fund	164	403	138	—	(214)	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	127	—	—	(370)	(45)	9,905
Woori Zip 1	10,143	—	(26)	16,380	(6,237)	—	379	10,496
Woori Zip 2	14,254	—	(50)	22,883	(8,628)	—	527	14,732
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(11,621)	299	—	—	—	17,728
Dream Company Growth no.1 PEF	7,706	7,705	680	—	—	(471)	—	7,914
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	87,382	52,045	2,959	38,757	(3,060)	(2,672)	—	88,029
Genesis Eco No.1 Private Equity Fund	11,805	—	(685)	11,805	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	17,700	—	(207)	17,700	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	19,000	—	(32)	19,000	—	—	—	18,968
PCC-Woori LP Secondary Fund	10,100	8,128	1,697	2,525	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	70,988	93,474	921	20,765	(38,870)	(2,503)	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	45,394	22,904	1,002	25,246	(2,997)	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,218	38,342	20,813	12,799	(32,415)	(10,826)	—	28,713

	1,210,083	993,291	132,228	400,172	(165,042)	(30,791)	5,309	1,335,167

(*1)	Included 70,120 million won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million won for KUM HWA Co., Ltd.

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	—	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	—	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(117,170)	(178,355)	—	(678)	—
Partner One Value Up I Private Equity Fund	10,000	9,908	(75)	—	—	—	—	(17)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	11,841	7,366	31,363	(12,124)	(104)	—	—	38,342
LOTTE CARD Co.,Ltd	346,810	409,444	19,692	810	—	(5,710)	—	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	23,146	6,046	(159)	17,017	—	—	—	—	22,904
PCC-Woori LP Secondary Fund	7,575	2,525	554	5,049	—	—	—	—	8,128
Force TEC Co., Ltd.	—	—	1,542	—	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	—	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	—	241	4,084	(346)	—	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	350	342	61	—	—	—	—	—	403
Godo Kaisha Oceanos 1	10,800	10,952	7	—	—	(850)	—	84	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	3,291	3,291	283	—	—	(154)	—	(186)	3,234

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	49	6,141	—	—	—	(114)	6,076
WooriG Senior Loan General Type Private Investment Trust No.1	51,959	—	343	51,959	—	(257)	—	—	52,045
Woori G Clean Energy No.1	1,015	—	9	1,015	—	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	14,915	—	611	14,915	—	(408)	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund No.1	5,590	—	97	5,591	—	(75)	—	—	5,613
AJU TAERIM 1st Fund	1,100	—	(6)	—	—	—	289	—	283
Portone-Cape Fund No.1	1,000	—	—	—	—	—	960	—	960
KIWOOM PE AJU Investment Fund	1,000	—	(6)	1,000	—	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	9,000	—	1,184	—	—	—	—	946	2,130
Woori Star50 Master Fund ClassC-F	200	—	(16)	200	—	—	—	—	184
JC Assurance No.2 Private Equity Fund	29,050	—	—	29,050	—	—	—	—	29,050
Dream Company Growth no.1 PEF	7,705	—	—	7,705	—	—	—	—	7,705
HMS-Oriens 1st Fund	12,000	—	—	12,000	—	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	91,092	—	2,382	91,092	—	—	—	—	93,474

	974,968	806,360	101,077	552,368	(274,498)	(187,306)	1,249	(5,959)	993,291

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197	—	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391	—	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)	—	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)	—	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201	—	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)	(1,354)	(85,343)
Smart Private Equity Fund No.2	13,667	51	1	(204)	—	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461	—	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061	3,976	20,037
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)	—	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)	—	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)	—	(85)
LOTTE CARD Co.,Ltd (*)	14,578,716	12,238,805	1,255,593	78,781	(9,040)	69,741
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23	—	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974	—	974
Union Technology Finance Investment Association	15,151	51	1	(50)	—	(50)
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271	(940)	331
Woori G Clean Energy No.1	3,496	1	33	32	—	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969	—	2,969
Woori Seoul Beltway Private Special Asset Fund No.1	22,452	1	352	323	—	323
AJU TAERIM 1st Fund	1,192	86	—	(22)	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—	—	—
KIWOOM WOORI Financial 1st Investment Fund	10,986	57	—	(71)	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)	—	(9)
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148	—	148
Woori Star50 Master Fund ClassC-F	1,011	246	11	11	—	11
Woori Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676	—	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14	—	14
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)	(2,745)	(3,160)
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20	—	20
WooriG Senior Loan General Type Private Investment Trust No.1	240,414	15	1,721	1,584	—	1,584
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425	—	1,425
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727	—	10,727
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)	—	(1,590)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106	—	21,106

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*1)	464,812	21.4
Yuil PESC Co., Ltd. (*1)	8,642	24.0
CL Tech Co., Ltd.(*1)	13,759	38.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of December 31, 2021 and 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*1)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
WooriG Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Material Component Equipment joint venture company	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1) (*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Force TEC	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Woori Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Japanese Hotel Real Estate Private Equity Fund No.2	16,278	19.9	3,234	—	—	—	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
WooriG Senior Loan General Type Private Investment Trust No.1	240,399	21.7	52,045	—	—	—	52,045
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Seoul Beltway Private Special Asset Fund No.1	22,451	25.0	5,613	—	—	—	5,613
WOORI TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM WOORI Financial 1st Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Acquisition cost	415,163	409,702
Accumulated depreciation	(25,582)	(22,152)
Accumulated impairment losses	(86)	(86)

Net carrying value	389,495	387,464

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Beginning balance	387,464	280,239
Acquisition	—	76,588
Disposal	—	(353)
Depreciation	(2,809)	(2,689)
Transfer	6,095	30,431
Foreign currencies translation adjustments	(1,255)	267
Business combination	—	10,557
Others	—	(7,576)

Ending balance	389,495	387,464

(3)

Fair value of investment properties amounted to 665,710 million won and 750,659 million won as of December 31, 2021 and 2020, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 15,056 million won and 15,190 million won for the years ended December 31, 2021 and 2020, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 2,941 million won and 2,807 million won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Lease payments:
Within a year	13,769	11,553
More than 1 year and within 2 years	10,770	8,403
More than 2 years and within 3 years	7,743	7,545
More than 3 years and within 4 years	5,009	7,154
More than 4 years and within 5 years	2,953	4,312
More than 5 years	2,603	2,534

Total	42,847	41,501

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544
Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

(2)	Details of premises and equipment (owned) as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	15,750	68,069	23,347	11,637	—	118,803
Disposals	—	(1,994)	(1,663)	(979)	—	—	(4,636)
Depreciation	—	(33,523)	(93,921)	(22,293)	—	(1)	(149,738)
Classification of assets held for sale	(7,157)	(5,695)	—	—	—	—	(12,852)
Transfer	(3,649)	(2,446)	15,399	—	(15,399)	—	(6,095)
Foreign currencies translation adjustments	991	712	2,868	1,580	153	—	6,304
Others	3,095	(2,880)	(616)	(386)	(1,466)	—	(2,253)

Ending balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

	For the year ended December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	3,787	26,972	84,828	26,124	7,751	—	149,462
Disposals	(8,326)	(1,719)	(605)	(688)	—	—	(11,338)
Depreciation	—	(34,572)	(94,388)	(30,579)	—	—	(159,539)
Transfer	(30,847)	(2,048)	118	—	(118)	—	(32,895)
Foreign currencies translation adjustments	(836)	(882)	(1,849)	(830)	(82)	—	(4,479)
Business combination	1,108	81	2,150	437	—	—	3,776
Others	—	(3,091)	(45)	782	(592)	—	(2,946)

Ending balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(4)	Details of right-of-use assets as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

(5)	Details of changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	172,812	16,848	189,660
Changes in contract	9,064	225	9,289
Termination	(46,563)	(1,742)	(48,305)
Depreciation	(228,403)	(10,665)	(239,068)
Business combination	—	—	—
Others	25,438	975	26,413

Ending balance	367,480	18,064	385,544

	For the year ended December 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	224,494	6,831	231,325
Changes in contract	10,729	32	10,761
Termination	(18,925)	(574)	(19,499)
Depreciation	(224,946)	(11,716)	(236,662)
Business combination	3,210	381	3,591
Others	(9,308)	233	(9,075)

Ending balance	435,132	12,423	447,555

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	247	74,444	49,137	2,437	977	127,242
Disposal	—	—	—	—	(347)	—	(347)
Amortization (*)	—	(233)	(80,128)	(68,950)	—	—	(149,311)
Impairment losses	—	—	—	(18)	(93)	—	(111)
Transfer	—	—	4,518	2,946	—	(7,464)	—
Foreign currencies translation adjustments	11,159	—	—	2,952	232	—	14,343
Others	—	—	1	1,670	(713)	535	1,493

Ending balance	345,449	723	207,708	193,182	37,607	717	785,386

(*) Amortization of other intangible assets amounting to 13,963 million won is included in other operating expenses.

	For the year ended December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	233	53,273	41,329	5,183	3,197	103,215
Disposal	—	—	—	—	(782)	—	(782)
Amortization (*)	—	(216)	(71,620)	(64,822)	—	—	(136,658)
Impairment losses	—	—	—	(7,692)	(99)	—	(7,791)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(14,802)	—	—	(2,208)	(15)	(2)	(17,027)
Business combination	—	—	2,403	4,199	2,079	—	8,681
Others	(1,590)	—	(804)	328	395	—	(1,671)

Ending balance	334,290	709	208,873	205,445	36,091	6,669	792,077

(*)	Amortization of other intangible assets amounting to 11,890 million won is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2021 and 2020 are as follows (Unit: Korean won in million):

Cash-generating unit (*1)	December 31, 2021	December 31, 2020
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	99,667	92,831
WOORI BANK (CAMBODIA) PLC (*3)	52,082	47,924
Others	6,854	6,689

Total	345,449	334,290

(*1)

Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.

(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 0.0% - 1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%).	18.72	17.82	17.52	11.96	12.60
Terminal growth rate (%)	1.0	1.0	1.0	0.0	0.0
Recoverable amount.	326,205	137,578	41,967	606,626	369,782
Carrying amount	262,116	132,601	29,954	592,136	357,902

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%).	Increase by 1.0% point	(29,949)	(6,638)	(1,999)	(62,532)	(30,603)
	Decrease by 1.0% point	34,863	7,741	2,356	74,238	35,994
Terminal growth rate (%)	Increase by 1.0% point	18,640	4,179	1,318	47,187	20,339
	Decrease by 1.0% point(*)	(16,089)	(3,603)	(1,123)	—	—

(*)	In the case of PT Bank Woori Saudara Indonesia 1906 Tbk and WOORI BANK (CAMBODIA) PLC, declining cases are excluded from the analysis as the permanent growth rate was assumed to be 0%.

17.	ASSETS HELD FOR SALE

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2021	December 31, 2020
Premises and equipment	8,900	2,130
Investments of associates	11,472	50,411
Others	5,955	7,461

Total	26,327	60,002

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2021 or December 31, 2020.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current term and classifies the premises as non-current assets held for sale. The asset is expected to be sold within 12 months, and the premises and equipment that was scheduled to be sold at the end of the prior year has been sold and removed. In addition, the investment assets of the associates, which are counted as assets held for sale as of the end of the current term, are likely to be sold within one year of the end of the current term according to the management’s decision. On the other hand, other assets that are expected to be sold as of the end of the current term are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank and others	248,009	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Korea Securities Depository	179,079	Securities borrowing collateral
	Korean treasury and government bonds and others	VI Investment, etc.	3,008	Future trading collateral
	Korean financial institutions’ debt securities and others	Korea Securities Depository	205,783	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	KOREA SECURITIES FINANCE CORPORATION	54,419	Collateral for securities lending purposes
	Korean financial institutions’ debt securities and others	Shinhan Investment Corp.	5,352	Collateral for futures transaction
	Korean corporate bonds and others	Korea Securities Depository	299,161	Securities borrowing collateral
	Korean capital contributions and others	Korea Software Financial Cooperative	101	Bid guarantee, etc.
Financial assets at FVTOCI	Korean bonds	Korea Securities Depository	470	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANKLONDON LTD	126,595	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,977,748	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	38,995	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	FHLB ADVANCE and others	10,375	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Other due from banks in foreign currency	Yuanta Securities Korea Co., Ltd., etc.	1,051,006	Overseas futures option deposit, etc.
	Mortgage loan	Public offering	2,494,333	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	1,910	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,520	Right to collateral and others

		Total	17,395,551

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	259,835	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Korea Securities Depository	157,021	Securities borrowing collateral
	Korean treasury and government bonds and others	Shinhan Investment Corp.	42,428	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Korea Securities Depository	148,961	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	Kookmin bank and others	150,496	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	TIMEFOLIO Co., Ltd.	19,958	Collateral for futures transaction
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	473	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANKLONDON LTD	137,842	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Other due from banks in local currency	Korea Federation of Savings Banks	47,805	Domestic exchange business
	Other due from banks in foreign currencies	JPMORGAN CHASE BANK and others	755,177	Collateral for CSA and others
	Foreign currency loan bonds	Industrial and Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements (*)
	Mortgage loan	Public offering	3,190,889	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	5,676	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,969	Right to collateral and others

		Total	14,797,621

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(2)	As of December 31, 2021 and 2020 there is no asset acquired through foreclosures.

	December 31, 2021	December 31, 2020
Investment properties
Land	2,185	5,425
Building	181	—
Sub-total	2,366	5,425
Other assets
Land for non-business use	21,156	10,684
Building for non-business use (*1)	1,526	1,966
Movables for non-business use (*2)	120	155
Real estate assessment provision for non-business use	(1,129)	(670)
Sub-total	21,673	12,135
Assets held for sale
Land	2,980	5,477
Building	2,557	3,568
Others	418	546
Sub-total	5,955	9,591

Total	29,994	27,151

(*1)	The cumulative depreciation amount as of December 31, 2021 and 2020 is 716 million Won and 566 million Won, respectively.

(*2)	The cumulative depreciation amount as of December 31, 2021 and 2020 is 907 million Won and 854 million Won, respectively.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	98,535	100,345	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,785,412	—

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,573,982	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Lease assets	1,782,887	1,116,175
Prepaid expenses	189,808	170,820
Advance payments	61,042	28,256
Non-operational assets	16,248	12,135
Others	38,965	21,608

Total	2,088,950	1,348,994

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Financial instruments at fair value through profit or loss measured at fair value	4,873,458	6,794,192
Financial liabilities at fair value through profit or loss designated as upon initial recognition	—	19,630

Total	4,873,458	6,813,822

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deposits
Gold banking liabilities	65,016	49,279
Borrowings
Securities sold	241,174	285,026
Derivative liabilities	4,567,268	6,459,887

Total	4,873,458	6,794,192

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Equity-linked securities
Equity-linked securities in short position	—	19,630

These contacts are designated as financial liabilities at fair value through profit or loss because these contracts contain one or more embedded derivatives and are hybrid (combined) contracts in accordance with K-IFRS 1109 Financial Instrument.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Carrying amount	—	19,630
Nominal amount at maturity	—	25,780

Difference	—	(6,150)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deposits in local currency:
Deposits on demand	18,029,136	12,454,024
Deposits at termination	254,319,473	242,397,664
Mutual installment	24,620	26,319
Deposits on notes payables	2,954,066	2,647,492
Deposits on CMA	92,360	110,413
Certificate of deposits	3,586,423	2,072,389
Other deposits	1,286,719	1,372,461

Sub-total	280,292,797	261,080,762

Deposits in foreign currencies:
Deposits in foreign currencies	37,643,900	30,408,762

Present value discount	(36,826)	(12,245)

Total	317,899,871	291,477,279

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026

Borrowings in foreign currencies:
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies:
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.7 ~ 3.6	37,004,942	0.8 ~ 4.5	29,623,445
Subordinated bonds	1.9 ~ 5.1	6,767,442	1.9 ~ 5.9	6,955,515
Other bonds	0.8 ~ 17.0	911,190	0.6 ~ 17.0	925,677

Sub-total		44,683,574		37,504,637

Discounts on bonds		(29,710)		(25,279)

Total		44,653,864		37,479,358

(*)

Included debentures under fair value hedge amounting to 2,366,724 million won and 2,767,208 million won as of December 31, 2021 and 2020 respectively. Also, debentures under cash flow hedge amounting to 819,298 million won and 857,531 million won are included as of December 31, 2021 and 2020 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Asset retirement obligation	80,777	68,402
Provisions for guarantees (*1)	74,866	89,592
Provisions for unused loan commitments	112,296	122,155
Other provisions (*2)	308,195	221,494

Total	576,134	501,643

(*1)	Provisions for guarantees includes provision for financial guarantee of 53,321 million won and 66,232 million won as of December 31, 2021 and 2020, respectively.

(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(3)	(162)	165	—
Provisions used	(6,964)	—	—	(6,964)
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Others (*)	2,938	1	—	2,939

Ending balance	52,830	15,269	6,767	74,866

(*)	Includes the impact from change of financial guarantee liability.

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	81	(60)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(1,124)	(11,124)	(6,100)	(18,348)
Business combination	14,501	—	—	14,501
Others (*)	953	—	—	953

Ending balance	64,804	16,745	8,043	89,592

(*)	Includes the impact from change of financial guarantee liability.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	15,522	(14,965)	(557)	—
Transfer to expected credit loss for the entire period	(2,338)	3,129	(791)	—
Transfer to credit-impaired financial assets	(110)	(226)	336	—
Net provision (reversal) of unused amount	(9,005)	871	(1,857)	(9,991)
Others	131	1	—	132

Ending balance	67,440	44,536	320	112,296

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	8,006	(7,500)	(506)	—
Transfer to expected credit loss for the entire period	(2,704)	3,299	(595)	—
Transfer to credit-impaired financial assets	(174)	(186)	360	—
Net provision (reversal) of unused amount	(6,653)	16,949	(422)	9,874
Business combination	7	—	—	7
Others	(280)	—	—	(280)

Ending balance	63,240	55,726	3,189	122,155

(3)	Changes in asset retirement obligation for the years ended December 31, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Beginning balance	68,402	66,485
Provisions provided	3,235	806
Provisions used	(5,066)	(2,958)
Reversal of provisions unused	(947)	(106)
Unwinding of discount	495	459
Business combination	—	219
Increase (decrease) of restoration expense, etc.	14,658	3,497

Ending balance	80,777	68,402

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Beginning balance	221,494	172,455
Provisions provided	85,706	232,629
Provisions used	(10,375)	(181,433)
Reversal of provisions unused	(718)	(2,345)
Foreign currencies translation adjustments	11,957	606
Transfer	—	(344)
Others	131	(74)

Ending balance	308,195	221,494

(5)	Others

1)

The Group has been offering Korean won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, the Bureau of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the year ended December 31, 2021, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of December 31, 2021 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of December 31, 2021, the provision for this case is 114.9 billion won and the advance payment is 7.2 billion won.

4)

On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia funds, etc., which are delayed in redemption at the Board of Directors Meeting of Woori Bank, the subsidiary. Provisions for estimated compensation amounts related to the prepayment was recognized as the best estimate of the expenditure. As of December 31, 2021, the sales revenue for Platform Asia, Heritage DLS, and Gen2 DLS sold 85 billion won, 22.3 billion won, and 90.2 billion won, respectively, and provisions is 35.7 billion won, 13.4 billion won, and 10.8 billion won, respectively. In addition, the provision for the expected fine related to incomplete sales of Heritage DLS is 700 million won.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.
Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.
Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Present value of defined benefit obligation	1,618,098	1,610,680
Fair value of plan assets	(1,591,458)	(1,564,101)

Net defined benefit liabilities (*)	26,640	46,579

(*) Net defined benefit liability of 26,640 million won and 46,579 million won as of December 31, 2021 and 2020 is the subtracted amount of the net defined benefit asset of 21,346 million won and 5,658 million won from the net defined benefit liability of 47,986 million won and 52,237 million won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2021	2020
	Beginning balance	1,610,680	1,442,859
	Current service cost	178,416	174,509
	Interest cost	39,814	34,653
Remeasurements	Financial assumption	(92,367)	(20,838)
	Demographic assumptions	(251)	4,161
	Experience adjustments	(12,155)	(4,481)
	Retirement benefit paid	(106,050)	(55,864)
	Foreign currencies translation adjustments	165	(119)
	Business combination	—	34,001
	Others	(154)	1,799

	Ending balance	1,618,098	1,610,680

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Beginning balance	1,564,101	1,352,971
Interest income	40,927	34,534
Remeasurements	(15,022)	(7,666)
Employer’s contributions	103,251	211,505
Retirement benefit paid	(99,523)	(52,627)
Business combination	—	27,599
Others	(2,276)	(2,215)

Ending balance	1,591,458	1,564,101

(4)	Plan assets consist of fixed deposits and others as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Cash and due from banks	1,591,458	1,564,101

Meanwhile, Among plan assets, realized returns on plan assets amount to 25,905 million won and 26,868 million won for the years ended December 31, 2021 and 2020, respectively. The contribution expected to be paid in the next accounting year amounts to 162,374 million won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Current service cost	178,416	174,509
Net interest expense (income)	(1,113)	119

Cost recognized in net income	177,303	174,628

Remeasurements (*)	(89,751)	(13,492)

Cost recognized in total comprehensive income	87,552	161,136

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 4,494 million won, and 3,827 million won for the years ended December 31, 2021 and 2020, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2021	December 31, 2020
Discount rate	2.40% ~ 3.49%	2.13% ~ 2.97%
Future wage growth rate	2.03% ~ 5.56%	2.05% ~ 7.00%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 5.49 to a maximum 11.4 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2021	December 31, 2020
Discount rate	Increase by 1% point	(161,428)	(165,754)
	Decrease by 1% point	189,630	195,475
Future wage growth rate	Increase by 1% point	188,392	193,149
	Decrease by 1% point	(163,431)	(167,037)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	6,969,170	4,028,639
Accrued expenses	2,070,639	2,049,401
Borrowings from trust accounts	3,107,456	2,984,031
Agency business revenue	433,041	466,485
Foreign exchange payables	782,176	789,189
Domestic exchange settlement credits	6,708,220	180,251
Lease liabilities	343,213	407,431
Other miscellaneous financial liabilities	3,772,437	3,317,358
Present value discount	(15,322)	(6,968)

Sub-total	24,171,030	14,215,817

Other liabilities:
Unearned income	291,147	254,702
Other miscellaneous liabilities	265,706	219,111

Sub-total	556,853	473,813

Total	24,727,883	14,689,630

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552
Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952
Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, AUD 3M BBSW and 3M EURIBOR. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, 3M BBSW and 3M EURIBOR in the hedging relationships of the Group are USD 470,000,000, USD 1,850,000,000, AUD 150,000,000 and EUR 26,591,163 respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the December 31, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,366,724 million won and foreign currency borrowings amounting to 35,694 million won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread, AUD BBSW 3M plus spread and EURIBOR 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the December 31, 2021, the Group has applied cash flow hedge on local currency denominated debentures amounting to 49,977 million won and debentures on foreign currency amounting to 769,322 million won The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, SGD and Korean Won in millions):

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2021 and 2020 are as follows:

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR, SGD, and Korean Won in millions):

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 1,850,000,000	95,086	20,287	Derivative assets (designated for hedging)	(83,821)
Interest rate swap	AUD 150,000,000			Derivative liabilities (designated for hedging)
Interest rate swap	EUR 26,591,163	17	—		17
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap	USD 180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
Interest rate swap	AUD 150,000,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*) After tax amount

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*) After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income(expense)

	For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,641	256	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	60,394	169	(2,300)	Other net operating income (expense)	(52,126)	Other net operating income (expense)
	Foreign currencies translation risk	8,476	(258)	416	Other net operating income (expense)	(9,045)	Other net operating income (expense)

		For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(122)	(74)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(68,270)	(1,049)	5,893	Other net operating income (expense)	64,762	Other net operating income (expense)
	Foreign currencies translation risk	(3,677)	(1,022)	320	Other net operating income (expense)	5,393	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Beginning balance	6,939	52,259
New transactions	49,523	22,901
Amounts recognized in losses	(27,351)	(68,221)

Ending balance	29,111	6,939

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28.	EQUITY

(1)	Details of equity as of December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Capital
Common stock capital	3,640,303	3,611,338
Hybrid securities	2,294,381	1,895,366
Capital surplus
Paid in capital in excess of par	643,544	608,348
Others	38,841	17,763

Sub-total	682,385	626,111

Capital adjustments
Treasury stocks	(3,819)	—
Other adjustments (*1)	(1,747,242)	(1,775,312)

Sub-total	(1,751,061)	(1,775,312)

Accumulated other comprehensive income
Financial assets at FVTOCI	(162,522)	(9,833)
Changes in capital due to equity method	(138)	(2,609)
Loss from foreign business translation	(63,781)	(298,363)
Remeasurements of defined benefit plan	(195,944)	(261,195)
Loss on evaluation of cash flow hedge	5,553	(1,386)
Capital related to noncurrent assets held for sale	279	1,226

Sub-total	(416,553)	(572,160)

Retained earnings (*2) (*3)	21,392,564	19,268,265
Non-controlling interest (*4)	3,008,176	3,672,237

Total	28,850,195	26,725,845

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,568,367 million Won and 2,547,547 million Won as of December 31, 2021 and 2020, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 122,370 million Won and 62,830 million Won as of December 31, 2021 and 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 2,555,166 million Won and 3,105,070 million Won as of December 31, 2021 and 2020, respectively, are recognized as non-controlling interests. 144,923 million Won and 162,362 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2021 and 2020, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2021	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	722,267,683 Shares
Capital stock	3,640,303 million Won	3,611,338 million won

(3)

The Parent company issued 5,792,866 new shares in the stock exchange process with the shareholders of Woori Financial Capital Co., Ltd, and the total number of issued shares changed from 722,267,683 shares as of December 31, 2020 to 728,060,549 shares as of December 31, 2021.

(4)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2021	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	—
Securities in local currency	2021-10-14	—	3.60	200,000	—
Issuance cost				(5,619)	(4,634)

Total				2,294,381	1,895,366

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(5)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(9,833)	(174,113)	(32,624)	54,048	(162,522)
Changes in capital due to equity method	(2,609)	3,885	—	(1,414)	(138)
Gain (loss) on foreign currency translation of foreign operations	(298,363)	239,614	—	(5,032)	(63,781)
Remeasurement gain (loss) related to defined benefit plan	(261,195)	90,337	—	(25,086)	(195,944)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(1,386)	6,416	1,221	(698)	5,553
Capital related to noncurrent assets held for sale	1,226	(1,306)	—	359	279

Total	(572,160)	164,833	(31,403)	22,177	(416,553)

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income and non-current assets held for sale are changes due to the period evaluation, and the reclassification adjustments amounting to (2,220) million Won, 946 million Won and (947) million Won are due to disposal of equity securities, equity method investments and non-current assets held for sale, respectively during the period.

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held for sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	115,167	(30,643)	—	(22,443)	(9,833)
Changes in capital due to equity method	915	(3,171)	—	(1,691)	1,338	(2,609)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(152,486)	—	—	7,110	(298,363)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	13,492	—	—	(3,710)	(261,195)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	4,568	—	—	(262)	(1,386)
Capital related to noncurrent assets held for sale	—	—	—	1,691	(465)	1,226

Total	(500,655)	(22,430)	(30,643)	—	(18,432)	(572,160)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,664 million won are due to disposal of equity securities during the period.

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Beginning balance	2,568,367	2,547,547
Planned provision of regulatory reserve (reversal) for credit loss	398,593	20,820

Ending balance	2,966,960	2,568,367

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2021	2020
Net income before regulatory reserve	2,807,371	1,515,249
Provision of regulatory reserve (reversal) for credit loss	398,593	20,820
Adjusted net income after the provision of regulatory reserve	2,408,778	1,494,429
Dividends to hybrid securities	(66,250)	(48,915)
Adjusted net income after regulatory reserve and dividends to hybrid securities	2,342,528	1,445,514
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	3,234	2,002

(7)	Treasury stock

Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2021		December 31, 2020
	Number of shares	Book value	Number of shares	Book value
Beginning balance	2	—	2	—
Acquisition	343,989	3,819	—	—
Disposal	—	—	—	—

Ending balance	343,991	3,819	2	—

29.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,017 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2021 and were paid in April 2021.

(2)

On July 23, 2021, the Board of Directors decided to pay an interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the dividend base date, and were paid in August 2021.

(3)

A dividend in respect of the year ended December 31, 2021, of 750 won per share, amounting to a total dividend of 546,044 million won, is to be proposed to shareholders at the annual general meeting on March 25, 2022. These financial statements do not reflect this dividend payable.

30.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Financial assets at FVTPL	45,803	48,612
Financial assets at FVTOCI	381,814	437,527
Financial assets at amortized cost:
Securities at amortized cost	324,920	382,988
Loans and other financial assets at amortized cost:
Interest on due from banks	46,600	53,586
Interest on loans	9,065,074	8,570,173
Interest of other receivables	30,538	30,967

Subtotal	9,142,212	8,654,726

Total	9,894,749	9,523,853

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Interest on deposits due to customers	1,906,858	2,486,523
Interest on borrowings	219,994	269,985
Interest on debentures	727,093	722,551
Other interest expense	47,647	36,964
Interest on lease liabilities	7,436	9,318

Total	2,909,028	3,525,341

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Fees and commission received for brokerage	182,794	162,653
Fees and commission received related to credit	197,125	195,391
Fees and commission received for electronic finance	131,941	125,107
Fees and commission received on foreign exchange handling	56,210	55,984
Fees and commission received on foreign exchange	73,894	69,017
Fees and commission received for guarantee	76,428	74,647
Fees and commission received on credit card	573,048	507,852
Fees and commission received on securities business	100,991	79,606
Fees and commission from trust management	216,203	160,564
Fees and commission received on credit information	10,220	13,254
Fees and commission received related to lease	374,900	84,164
Other fees	177,951	165,777

Total	2,171,705	1,694,016

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Fees and commissions paid	261,734	246,824
Credit card commission	425,796	424,316
Brokerage commission	1,605	551
Others	11,795	8,286

Total	700,930	679,977

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Dividend income related to financial assets at FVTPL	284,683	120,158
Dividend income related to financial assets at FVTOCI	24,528	18,385

Total	309,211	138,543

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Dividend income recognized from assets held:
Equity securities	24,528	18,385

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain on financial instruments at fair value through profit or loss measured at fair value	325,649	422,374
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	102	(665)

Total	325,751	421,709

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2020
Financial assets at FVTPL	Securities	Gain on transactions and valuation	249,803	142,551
		Loss on transactions and valuation	(197,172)	(122,506)

		Sub-total	52,631	20,045

	Loans	Gain on transactions and valuation	24,674	15,299
		Loss on transactions and valuation	(6,770)	(8,087)

		Sub-total	17,904	7,212

	Other financial assets	Gain on transactions and valuation	17,034	10,902
		Loss on transactions and valuation	(12,370)	(10,257)

		Sub-total	4,664	645

	Sub-total		75,199	27,902

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,020,004	1,727,585
		Loss on transactions and valuation	(1,746,752)	(1,998,824)

		Sub-total	273,252	(271,239)

	Currency derivatives	Gain on transactions and valuation	9,685,798	12,562,354
		Loss on transactions and valuation	(9,715,260)	(11,906,353)

		Sub-total	(29,462)	656,001

	Equity derivatives	Gain on transactions and valuation	1,754,671	1,835,497
		Loss on transactions and valuation	(1,744,294)	(1,825,372)

		Sub-total	10,377	10,125

	Other derivatives	Gain on transactions and valuation	64	—
		Loss on transactions and valuation	(3,781)	(415)

		Sub-total	(3,717)	(415)

	Sub-total		250,450	394,472

Net, total			325,649	422,374

(3)	Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain (loss) on equity-linked securities	102	(665)

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the years ended December 31
	2021	2020
Gain on redemption of securities	(23)	(57)
Gain on transactions of securities	32,647	24,195

Total	32,624	24,138

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Impairment loss due to credit loss on financial assets measured at FVTOCI	(4,909)	(1,529)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	(664)	934
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(551,957)	(792,250)
Reversal of provision on guarantee	10,701	18,348
Reversal of (provision for) unused loan commitment	9,991	(9,874)

Total	(536,838)	(784,371)

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2021	2020
Employee benefits	Short-term employee benefits	Salaries	1,775,018	1,638,341
		Employee fringe benefits	545,534	506,048
		Share based payment	17,774	7,495
		Retirement benefit service costs	181,797	178,455
		Termination	180,872	202,259

		Subtotal	2,700,995	2,532,598

Depreciation and amortization			524,154	520,969
Other general and administrative expenses		Rent	83,879	78,707
		Taxes and public dues	135,015	129,904
		Service charges	231,852	244,825
		Computer and IT related	117,875	108,810
		Telephone and communication	79,145	72,711
		Operating promotion	44,248	45,891
		Advertising	101,384	94,880
		Printing	6,449	6,954
		Traveling	7,449	7,263
		Supplies	7,642	12,127
		Insurance premium	10,692	10,805
		Reimbursement	13,483	16,500
		Maintenance	20,808	18,367
		Water, light, and heating	14,520	14,993
		Vehicle maintenance	11,590	10,225
		Others	36,231	29,652

		Sub-total	922,262	902,614

Total			4,147,411	3,956,181

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gain on transactions of foreign exchange	562,935	758,347
Gain related to derivatives (Designated for hedging)	61,271	67,395
Gain on fair value hedged items	106,253	9,646
Others	172,044	63,702

Total	902,503	899,090

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Losses on transactions of foreign exchange	450,698	679,350
KDIC deposit insurance premium	406,276	371,054
Contribution to miscellaneous funds	367,961	327,911
Losses related to derivatives (Designated for hedging)	93,084	82,746
Losses on fair value hedged items	1,947	68,508
Others (*)	469,938	189,959

Total	1,789,904	1,719,528

(*)

Other expense includes 13,963 million Won and 11,890 million Won for intangible asset amortization cost and 250,971 million Won and 52,504 million Won for lease depreciation cost for the years ended December 31, 2021 and 2020, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2021 and 2020 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		12,527 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1 years
Number of shares remaining	As of December 31, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Number of shares granted (*2)	As of December 31, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,003 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Number of shares granted (*2)	As of December 31, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,501 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2021	1,105,515 shares
	As of December 31, 2020	—
Number of shares granted (*2)	As of December 31, 2021	1,105,515 shares
	As of December 31, 2020	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2021 and 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 31,597 million won and 13,823 million won, respectively.

37.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Gains on valuation of investments in joint ventures and associates	80,268	125,602
Reversal of impairment losses of investments in joint ventures and associates	1,744	—
Losses on valuation of investments in joint ventures and associates	(7,405)	(23,283)
Impairment losses of investments in joint ventures and associates	(12,411)	(1,242)

Total	62,196	101,077

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Other non-operating incomes	188,129	133,195
Other non-operating expenses	(160,833)	(313,415)

Total	27,296	(180,220)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Rental fee income	15,056	15,190
Gains on disposal of investments in joint ventures and associates	70,834	3,470
Gains on disposal of premises and equipment, intangible assets and other assets	51,083	9,715
Reversal of impairment loss of premises and equipment, intangible assets and other assets	166	172
Others (*)	50,990	104,648

Total	188,129	133,195

(*)	Included 67,427 million won of profit from bargain purchase for the year ended December 31, 2020.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Depreciation on investment properties	2,809	2,689
Operating expenses on investment properties	1,174	762
Losses on disposal of investments in joint ventures and associates	174	—
Losses on disposal of premises and equipment, intangible assets and other assets	3,354	2,717
Impairment losses of premises and equipment, intangible assets and other assets	656	8,763
Donation	39,335	44,504
Others (*)	113,331	253,980

Total	160,833	313,415

(*)	Included 75,921 million won and 224,427 million won of other special losses related to other provisions for the years ended December 31, 2021 and 2020.

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Current tax expense:
Current tax expense with respect to the current period	884,843	501,223
Adjustments recognized in the current period in relation to the tax expense of prior periods	2,074	4,914

Sub-total	886,917	506,137

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	32,776	(1,702)
Income tax expense(income) directly attributable to equity	22,177	(18,433)

Sub-total	54,953	(20,135)

Income tax expense	941,870	486,002

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Net income before income tax expense	3,749,241	2,001,251
Tax calculated at statutory tax rate (*)	960,095	514,456
Adjustments:
Effect of income that is exempt from taxation	(41,335)	(42,440)
Effect of expenses that are not deductible in determining taxable income	18,933	19,451
Adjustments recognized in the current period in relation to the current tax of prior periods	3,078	4,914
Others	1,099	(10,379)

Sub-total	(18,225)	(28,454)

Income tax expense	941,870	486,002

Effective tax rate	25.10%	24.3%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	276,495	(57,187)	54,048	273,356
Gain on valuation using the equity method of accounting	33,597	(17,282)	(1,055)	15,260
Gain (loss) on valuation of derivatives	(142,352)	(6,755)	(698)	(149,805)
Accrued income	(66,228)	(16,254)	—	(82,482)
Provision for loan losses	(46,495)	11,870	—	(34,625)
Loan and receivables written off	8,221	23	—	8,244
Loan origination costs and fees	(170,196)	(24,267)	—	(194,463)
Defined benefit liability	442,007	32,890	(25,282)	449,615
Deposits with employee retirement insurance trust	(424,906)	(7,291)	196	(432,001)
Provision for guarantee	9,485	(2,061)	—	7,424
Other provision	85,173	15,398	—	100,571
Others (*)	(118,964)	7,089	(5,032)	(116,907)

Net deferred tax assets	(114,163)	(63,827)	22,177	(155,813)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 8,838 million won.

	For the year ended December 31, 2020
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	278,352	2,243	19,121	(23,221)	276,495
Gain on valuation using the equity method of accounting	10,713	—	21,499	1,385	33,597
Gain (loss) on valuation of derivatives	(75,412)	675	(67,423)	(192)	(142,352)
Accrued income	(66,384)	(4,392)	4,548	—	(66,228)
Provision for loan losses	(52,711)	2,201	4,015	—	(46,495)
Loan and receivables written off	6,893	—	1,328	—	8,221
Loan origination costs and fees	(162,442)	(14,131)	6,377	—	(170,196)
Defined benefit liability	396,302	7,923	41,186	(3,404)	442,007
Deposits with employee retirement insurance trust	(381,776)	(6,369)	(36,858)	97	(424,906)
Provision for guarantee	7,915	3,441	(1,871)	—	9,485
Other provision	88,456	—	(3,283)	—	85,173
Others (*)	(144,684)	(12,678)	31,494	6,904	(118,964)

Net deferred tax assets	(94,778)	(21,087)	20,133	(18,431)	(114,163)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 24,059 million won.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Deductible temporary differences	303,067	327,139
Tax loss carry forward	63,908	97,898
Taxable temporary differences	(8,025,672)	(10,409,344)

Total	(7,658,697)	(9,984,307)

No deferred income tax asset has been recognized for the deductible temporary difference of 264,000 million Won associated with investments in subsidiaries as of December 31, 2021, because it is not probable that the temporary differences will be reversed in the foreseeable future. 39,067 million won associated with others, respectively, as of December 31, 2021, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 8,025,673 million won associated with investment in subsidiaries as of December 31, 2021, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2021, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	14,688	33,464	12,199	3,557

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Gain on valuation of financial assets at FVTOCI	58,677	4,628
Gain on valuation of equity method investments	2,078	3,133
Gain on foreign currency translation of foreign operations	5,689	10,883
Remeasurements of the net defined benefit liability	74,790	101,128
Gain on derivatives designated as cash flow hedge	(843)	556

Total	140,391	120,328

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Current tax assets	22,598	75,655
Current tax liabilities	584,491	370,718

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2021	2020
Net income attributable to common shareholders	2,587,936	1,307,266
Dividends to hybrid securities	(66,250)	(48,915)
Net income attributable to common shareholders	2,521,686	1,258,351
Weighted average number of common shares outstanding (Unit: million shares)	724	722
Basic EPS (Unit: Korean Won)	3,481	1,742

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	722,267,683	365	263,627,704,295
Treasury stocks	2021-01-01 ~ 2021-12-31	(2)	365	(730)
Issuance of new shares (comprehensive share exchange)	2021-08-10 ~ 2021-12-31	5,792,866	144	834,172,704
Acquisition of treasury stocks	2021-08-10 ~ 2021-12-31	(343,989)	144	(49,534,416)

Sub-total (①)				264,412,341,853

Weighted average number of common shares outstanding (②=(①/365))				724,417,375

	For the year ended December 31, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	722,267,683	366	264,349,971,978
Treasury stock	2020-01-01 ~ 2020-12-31	(2)	366	(732)

Sub-total (①)				264,349,971,246

Weighted average number of common shares outstanding (②=(①/366))				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2021 and 2020.

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Confirmed guarantees
Guarantee for loans	38,897	103,229
Acceptances	622,758	602,014
Guarantees in acceptances of imported goods	111,195	78,395
Other confirmed guarantees	7,215,557	6,491,608

Sub-total	7,988,407	7,275,246

Unconfirmed guarantees
Local letters of credit	243,072	187,146
Letters of credit	3,186,513	3,025,923
Other unconfirmed guarantees	778,088	403,652

Sub-total	4,207,673	3,616,721

Commercial paper purchase commitments and others	791,729	917,489

Total	12,987,809	11,809,456

(*)	Includes financial guarantees of 3,960,383 million won and 4,163,382 million won, as of December 31, 2021 and December 31, 2020, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Loan commitments	114,414,462	112,088,680
Other commitments (*)	5,652,557	7,827,774

(*)

As of December 31, 2021 and 2020, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,225,226 million won and 2,894,688 million won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 475 cases (litigation value of 578,505 million Won) and 460 cases (litigation value of 413,744 million Won) as of December 31, 2021 and 2020 respectively, and provisions for litigations are 24,823 million Won and 24,873 million Won.

(4) Other	commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 121,420 million won as other financial liabilities for the second sales agreement.

2)

As of December 31, 2021, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 96 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of December 31, 2021, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 3,269,955 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of December 31, 2021 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2021 and 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2021 and 2020 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2021	December 31, 2020
Associates	W Service Networks Co., Ltd.	Loans	20	21
		Deposits due to customers	2,832	2,183
		Accrued expenses	6	6
		Other liabilities	425	459
	Korea Credit Bureau Co., Ltd.	Loans	2	1
		Deposits due to customers	1,557	2,311
		Other liabilities	—	5
	Korea Finance Security Co., Ltd.	Loans	3,425	3,440
		Loss allowance	(6)	(6)
		Deposits due to customers	1,887	1,927
		Other liabilities	2	1
	Chin Hung International Inc.	Loans	—	257
		Loss allowance	—	(3)
		Deposits due to customers	—	8,715
		Other liabilities	—	171
	LOTTE CARD Co. Ltd.	Loans	3,750	7,500
		Loss allowance	(39)	(77)
		Other assets	10	12
		Deposits due to customers	13,482	2,697
		Other liabilities	91	113
	K BANK Co., Ltd.	Loans	99	104
		Account receivables	29	26
		Other assets	—	3,835
		Other liabilities	84,935	808
	Well to Sea No.3 Private Equity Fund	Deposits due to customers	—	4,997
	Others (*1)	Loans	73,940	44,036
		Loss allowance	(124)	(126)
		Other assets	739	651
		Deposits due to customers	1,063	5,831
		Other liabilities	3	5

(*1)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of December 31, 2021.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the year December 31
Related parties		Account title	2021	2020
Associates	W Service Network Co., Ltd.	Other income	30	32
		Interest expenses	7	13
		Fees expenses	612	525
		Reversal of impairment losses due to credit loss	—	(4)
		Other expenses	1,878	2,174
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	5
		Fees expenses	3,503	3,155
		Other expenses	68	—
	Korea Finance Security Co., Ltd.	Interest income	80	70
		Interest expenses	2	3
		Provision of impairment losses due to credit loss	1	3
		Other expenses	92	100
	Chin Hung International Inc	Interest expenses	—	19
		Reversal of impairment losses due to credit loss	—	(145)
	LOTTE CARD Co., Ltd.	Interest income	196	311
		Fees income	10,248	2,748
		Interest expenses	462	68
		Provision(Reversal) of impairment losses due to credit loss	(59)	171
	K BANK Co., Ltd.	Fees income	1,952	1,763
		Fees expenses	636	—
	Well to Sea No.3 Private Equity Fund	Interest income	—	1,883
		Interest expenses	—	5
		Reversal of allowance for credit loss	—	(55)
	Others (*1)	Interest income	679	—
		Fees income	5,546	2,677
		Dividends income	—	52
		Other income	—	16
		Interest expenses	17	28
		Reversal of impairment losses due to credit loss	(2)	—

(*1)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of December 31, 2021.

(3)	Major loan transactions with related parties for the years ended December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	248	249	—	20
	Korea Credit Bureau Co., Ltd.	1	11	10	—	2
	Korea Finance Security Co., Ltd.	3,440	333	348	—	3,425
	LOTTE CARD Co., Ltd.	7,500	—	3,750	—	3,750
	K BANK Co., Ltd.	104	1,769	1,774	—	99
	Godo Kaisha Oceanos 1	44,036	—	—	(1,003)	43,033
	Woori Zip 1	—	13,121	—	(346)	12,775
	Woori Zip 2	—	18,624	—	(492)	18,132

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	337	339	21
	Korea Credit Bureau Co., Ltd.	3	17	19	1
	Korea Finance Security Co., Ltd.	1,860	2,133	553	3,440
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,942	1,979	104
	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the year December 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2021 and 2020.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2021	December 31, 2020	Warranty
Korea Finance Security Co., Ltd.	835	820	Unused loan commitment
Korea Credit Bureau Co., Ltd.	33	34	Unused loan commitment
W Service Network Co., Ltd.	180	179	Unused loan commitment
Chin Hung International Inc.	—	16,167	Unused loan commitment
K BANK Co., Ltd.	201	196	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment

As of December 31, 2021 and 2020, the recognized payment guarantee provisions are 93 million won and 284 million won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2021	December 31, 2020	Warranty
Together-Korea Government Private Pool Private Securities Investment Trust No.3	—	990,000	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	9,704	Securities purchase commitment
WooriG Senior Loan General Type Private Investment Trust No.1	14,284	53,041	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	39,458	41,393	Securities purchase commitment
Woori-Shinyoung Growth-Cap Private Equity Fund I	—	12,799	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	11,109	36,355	Securities purchase commitment
Union Technology Finance Investment Association	2,250	10,500	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	195	—	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,650	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	425	550	Securities purchase commitment
PCC-Woori LP Secondary Fund	—	2,525	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	669	—	Securities purchase commitment

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the year ended December 31, 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2021
The same parent company and its associates	Investment and others(*)	Recovery and others(*)
Woori China Mainland Stock Securities Investment Trust	—	568
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.3	200	—
Woori Smart Balance Securities Investment Trust (Stock)	500	—
Woori ACE Public Offering stock Alpha Securities Investment Trust (Bond Mixed)	200	—
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	831	—
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	—	1,064
WooriG IGIS Securities Investment Trust [Bond] C(F)	—	1,306

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

	For the year ended December 31, 2020
The same parent company and its associates	Investment and others	Recovery and others
WooriG Public Offering stock 10 securities Investment Trust [Bond mixed] C(F)	1,000	—
WooriG IGIS Securities Investment Trust [Bond] C(F)	1,300	—

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Short-term employee salaries	20,742	22,778
Retirement benefit service costs	815	910
Share-based compensation	6,970	3,519

Total	28,527	27,207

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,821 million won and 3,888 million won, as of December 31, 2021 and 2020 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 24,861 million won and 16,915 million won, respectively, as of December 31, 2021 and 2020,

42.	TRUST ACCOUNTS

(1)	Trust accounts of the Woori Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2021	December 31, 2020	For the years ended December 31
			2021	2020
Trust accounts	69,472,846	64,317,167	876,800	886,210

(2)	Receivables and payables between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Receivables:
Trust fees receivables	35,448	33,761

Payables:
Deposits due to customers	234,136	353,598
Borrowings from trust accounts	1,621,209	1,639,869

Total	1,855,345	1,993,467

(3)	Significant transactions between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Revenue:
Trust fees	117,459	86,196
Termination fees	10,599	1,430

Total	128,058	87,626

Expense:
Interest expenses on deposits due to customers	503	1,502
Interest expenses on borrowings from trust accounts	11,391	16,025

Total	11,894	17,527

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying value of principal guaranteed trusts and principal and interest guaranteed trusts that Woori Bank provides are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Partial principal guaranteed trusts
Personal trust	8,932	9,179
Corporate trust	627	625
Deposit purpose	1,558	1,596

Sub-total	11,117	11,400

Principal guaranteed trusts
Old-age pension trusts	3,004	3,112
Personal pension trusts	486,203	505,762
Pension trusts	749,317	813,323
Retirement trusts	28,354	29,528
New personal pension trusts	7,282	7,671
New old-age pension trusts	1,076	1,297

Sub-total	1,275,236	1,360,693

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	348	349

Sub-total	367	368

Total	1,286,720	1,372,461

2)	The amounts that the Woori Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Liabilities for the account (subsidy for Trust account adjustment)	2	16

43.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows: (Unit: Korean Won in millions):

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Total investment in lease	1,298,516	654,759
Net investment in lease	1,173,565	586,195
Present value of minimum lease payments	1,173,565	586,133
Present value of unguaranteed residual value	—	62

Unearned interest income	124,951	68,564

2)	Operating lease

①	The details of operating lease assets are as follows: (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Prepaid lease assets	4,579	199
Operating lease assets
Acquisition cost	2,299,968	1,506,957
Accumulated depreciation	(521,660)	(390,981)
Net carrying value	1,778,308	1,115,976

Total	1,782,887	1,116,175

②

The details of changes in operating lease assets as of December 31, 2021 are as follows and there is no details of changes in operating lease assets as of December 31, 2020 (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Beginning balance	1,116,175	—
Acquisition	984,093	118,256
Disposal	(93,138)	(21,963)
Depreciation	(250,971)	(52,504)
Business combination	—	1,071,111
Others	22,149	1,275

Ending balance	1,778,308	1,116,175

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Within one year	377,153	240,005
After one year but within two years	347,539	223,074
After two years but within three years	262,176	156,859
After three years but within four years	170,391	80,174
After four years but within five years	79,555	24,992

Total	1,236,814	725,104

④	There is no adjusted lease payments recognized as profit or loss for the years ended December 31, 2021 and 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2021	December 31, 2020
Lease payments
Within one year	151,259	173,885
After one year but within five years	155,707	200,844
After five years	38,275	34,787

Total	345,241	409,516

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Total cash outflows from lease	180,884	207,305

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2021	2020
Lease payments for short-term leases	1,598	1,760
Lease payments for which the underlying asset is of low value	1,488	751

Total	3,086	2,511

(3)

The Group uses a practical expedient that does not assess whether it is a lease change to the rend discount incurred directly as a result of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 35,717 million Won, to reflect changes in lease payments arising from the rent concession.

44.	EVENTS AFTER THE REPORTING PERIOD

(1)

On January 7, 2022, the Parent company established Woori Financial F&I Inc. (100% of ownership, 200 billion Won in stock payments) which is an investment company for non-performing loans (NPL) and restructuring companies and included it as a subsidiary.

(2)

The Russia – Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. As a result of these sanctions, the lack of liquidity in the foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, a decrease in the profit.

As of December 31, 2021, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.